Interim Financial Information
Individual and Consolidated
(A free translation of the original in Portuguese)

June 30, 2023

Interim Financial Information Individual and Consolidated | June 30, 2023

Índex

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Interim Financial Information Individual and Consolidated | June 30, 2023

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Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	06.30.23	12.31.22	06.30.23	12.31.22	LIABILITIES	Note	06.30.23	12.31.22	06.30.23	12.31.22
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,647,795	3,984,071	7,494,269	8,130,929	Loans and borrowings	15	4,858,964	3,379,835	5,184,652	3,879,874
Marketable securities	5	388,233	364,543	426,993	418,373	Trade accounts payable	16	11,248,194	12,605,606	12,545,386	14,128,765
Trade receivables	6	4,755,793	6,022,298	3,417,526	4,187,756	Lease liability	17	632,088	521,544	761,436	676,864
Notes receivable	6	92,244	27,351	92,244	27,351	Payroll, related charges and employee profit sharing		807,321	679,097	863,398	720,799
Inventories	7	5,257,158	6,107,041	7,375,341	8,660,891	Taxes payable		217,604	268,666	442,191	522,846
Biological assets	8	2,868,761	3,003,258	2,980,963	3,151,551	Derivative financial instruments	23	363,726	78,276	363,726	82,468
Recoverable taxes	9	1,187,412	1,016,949	1,474,658	1,402,868	Provision for tax, civil and labor risks	20	722,821	863,313	725,723	867,294
Derivative financial instruments	23	227,682	120,865	262,572	120,865	Employee benefits	19	49,445	49,445	62,481	64,367
Prepaid expenses		161,712	84,680	205,597	109,716	Customer advances		10,522	5,825	196,334	75,832
Advances		67,754	60,707	143,227	187,342	Advances from related parties	29	7,861,078	8,655,905	-	-
Assets held for sale		-	-	14,289	21,909	Other current liabilities		199,761	904,298	543,632	1,278,830
Other current assets		56,867	64,608	64,893	84,795
Total current assets		18,711,411	20,856,371	23,952,572	26,504,346	Total current liabilities		26,971,524	28,011,810	21,688,959	22,297,939

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	15,513,961	17,007,023	18,648,567	19,637,126
Marketable securities	5	15,134	15,505	332,263	406,402	Trade accounts payable	16	6,289	7,459	6,289	7,459
Trade receivables	6	6,122	5,059	6,122	5,307	Lease liability	17	2,223,887	2,105,419	2,402,128	2,368,070
Notes receivable	6	3,465	11,092	3,465	11,092	Taxes payable		93,059	96,666	95,875	97,735
Recoverable taxes	9	4,819,248	5,155,061	4,837,453	5,171,844	Provision for tax, civil and labor risks	20	483,342	505,863	523,708	548,243
Deferred income taxes	10	2,022,664	2,476,334	2,126,160	2,566,461	Deferred income taxes	10	-	-	79,515	111,463
Judicial deposits	11	401,773	441,751	411,715	450,676	Liabilities with related parties	29	51,028	49,367	-	-
Biological assets	8	1,574,032	1,558,349	1,645,663	1,649,133	Employee benefits	19	312,352	297,175	429,305	456,945
Derivative financial instruments	23	344,190	10,283	344,190	10,283	Derivative financial instruments	23	27,280	174,699	27,280	174,699
Restricted cash		29,229	27,515	95,474	89,717	Other non-current liabilities		263,342	261,138	771,358	331,899
Other non-current assets		128,358	158,216	132,073	162,628
Total long-term receivables		9,344,215	9,859,165	9,934,578	10,523,543	Total non-current liabilities		18,974,540	20,504,809	22,984,025	23,733,639

						EQUITY	21
						Capital		12,835,915	12,835,915	12,835,915	12,835,915
						Capital reserves		2,338,476	2,338,476	2,338,476	2,338,476
						Other equity transactions		(73,805)	(77,825)	(73,805)	(77,825)
Investments	12	11,062,416	13,270,368	99,719	101,064	Accumulated losses		(4,756,000)	(2,363,073)	(4,756,000)	(2,363,073)
Property, plant and equipment	13	12,710,711	12,548,338	14,157,929	14,290,884	Treasury shares		(105,958)	(109,727)	(105,958)	(109,727)
Intangible assets	14	3,269,957	3,252,385	6,134,369	6,434,610	Other comprehensive loss		(1,085,982)	(1,353,758)	(1,085,982)	(1,353,758)
						Attributable to controlling shareholders		9,152,646	11,270,008	9,152,646	11,270,008
						Non-controlling interests		-	-	453,537	552,861
Total non-current assets		36,387,299	38,930,256	30,326,595	31,350,101	Total equity		9,152,646	11,270,008	9,606,183	11,822,869
TOTAL ASSETS		55,098,710	59,786,627	54,279,167	57,854,447	TOTAL LIABILITIES AND EQUITY		55,098,710	59,786,627	54,279,167	57,854,447

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Income (Loss)

		Parent company				Consolidated
			2023		2022		2023		2022
	Note	Apr-jun	Jan-jun	Apr-jun	Jan-jun	Apr-jun	Jan-jun	Apr-jun	Jan-jun
CONTINUING OPERATIONS
NET SALES	25	11,290,156	23,288,016	11,261,985	21,333,844	12,204,971	25,382,940	12,939,112	24,980,354
Cost of sales	28	(9,519,480)	(19,239,866)	(9,654,428)	(19,012,457)	(10,719,235)	(22,223,991)	(10,956,264)	(21,884,493)
GROSS PROFIT		1,770,676	4,048,150	1,607,557	2,321,387	1,485,736	3,158,949	1,982,848	3,095,861
OPERATING INCOME (EXPENSES)
Selling expenses	28	(1,556,583)	(3,141,147)	(1,443,676)	(2,715,788)	(1,737,638)	(3,508,279)	(1,662,357)	(3,152,959)
General and administrative expenses	28	(103,268)	(198,354)	(116,757)	(203,497)	(159,444)	(319,251)	(177,436)	(320,948)
Impairment loss on trade receivables	6	(1,847)	(7,392)	(1,591)	(4,988)	(2,025)	(8,532)	(187)	(3,490)
Other operating income (expenses), net	26	57,188	134,646	(6,840)	(12,779)	52,953	137,351	(2,541)	(5,214)
Income from associates and joint ventures	12	(1,141,686)	(2,165,467)	1,224,140	(644,546)	(865)	(882)	80	80
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(975,520)	(1,329,564)	1,262,833	(1,260,211)	(361,283)	(540,644)	140,407	(386,670)
Financial income		151,223	308,783	163,869	355,338	216,089	414,219	183,480	397,505
Financial expenses		(1,152,516)	(2,210,821)	(876,079)	(1,687,074)	(1,127,976)	(2,164,164)	(894,345)	(1,697,013)
Foreign exchange and monetary variations		470,968	671,020	(1,214,663)	611,637	(187,445)	(209,458)	100,832	(84,827)
FINANCIAL INCOME (EXPENSES), NET	27	(530,325)	(1,231,018)	(1,926,873)	(720,099)	(1,099,332)	(1,959,403)	(610,033)	(1,384,335)
LOSS BEFORE TAXES		(1,505,845)	(2,560,582)	(664,040)	(1,980,310)	(1,460,615)	(2,500,047)	(469,626)	(1,771,005)
Income taxes	10	146,937	167,655	121,289	(100,349)	123,341	139,146	18,509	(226,573)
LOSS FROM CONTINUING OPERATIONS		(1,358,908)	(2,392,927)	(542,751)	(2,080,659)	(1,337,274)	(2,360,901)	(451,117)	(1,997,578)

LOSS FROM DISCONTINUED OPERATIONS		-	-	(16,408)	(50,948)	-	-	(16,408)	(50,948)
LOSS FOR THE PERIOD		(1,358,908)	(2,392,927)	(559,159)	(2,131,607)	(1,337,274)	(2,360,901)	(467,525)	(2,048,526)

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(1,358,908)	(2,392,927)	(542,751)	(2,080,659)	(1,358,908)	(2,392,927)	(542,751)	(2,080,659)
Non-controlling interest		-	-	-	-	21,634	32,026	91,634	83,081
		(1,358,908)	(2,392,927)	(542,751)	(2,080,659)	(1,337,274)	(2,360,901)	(451,117)	(1,997,578)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	-	(16,408)	(50,948)	-	-	(16,408)	(50,948)
Non-controlling interest		-	-	-	-	-	-	-	-
		-	-	(16,408)	(50,948)	-	-	(16,408)	(50,948)

LOSS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Loss per share - basic	22					(1.26)	(2.22)	(0.50)	(2.03)
Weighted average shares outstanding - diluted						1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Loss per share - diluted	22					(1.26)	(2.22)	(0.50)	(2.03)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Loss per share - basic	22					-	-	(0.02)	(0.05)
Weighted average shares outstanding - diluted						1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Loss per share - diluted	22					-	-	(0.02)	(0.05)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

5

Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Comprehensive Income (Loss)

		Parent company				Consolidated
			2023		2022		2023		2022
	Note	Apr-jun	Jan-jun	Apr-jun	Jan-jun	Apr-jun	Jan-jun	Apr-jun	Jan-jun
Loss for the period		(1,358,909)	(2,392,927)	(559,159)	(2,131,607)	(1,337,274)	(2,360,901)	(467,525)	(2,048,526)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(219,824)	(191,711)	135,718	55,391	(382,915)	(326,446)	267,781	111,847
Gain (loss) on net investment hedge		99,867	152,809	(119,361)	91,043	99,867	152,809	(119,361)	91,043
Cash flow hedges – effective portion of changes in fair value	23	(98,124)	(96,873)	(281,064)	(56,741)	(96,147)	(96,139)	(281,543)	(56,865)
Cash flow hedges – reclassified to profit or loss	23	447,030	391,081	364,879	249,171	447,030	391,081	364,879	249,171
Items that are or may be reclassified subsequently to profit or loss		228,949	255,306	100,172	338,864	67,835	121,305	231,756	395,196
Actuarial gains on pension and post-employment plans	19	9,475	12,470	10,843	14,596	14,353	15,215	16,559	20,232
Items that will not be reclassified to profit or loss		9,475	12,470	10,843	14,596	14,353	15,215	16,559	20,232
Comprehensive income (loss) for the period		(1,120,485)	(2,125,151)	(448,144)	(1,778,147)	(1,255,086)	(2,224,381)	(219,210)	(1,633,098)
Attributable to
Controlling shareholders		(1,120,485)	(2,125,151)	(448,144)	(1,778,147)	(1,120,484)	(2,125,151)	(448,144)	(1,778,147)
Non-controlling interest		-	-	-	-	(134,602)	(99,230)	228,934	145,049
		(1,120,485)	(2,125,151)	(448,144)	(1,778,147)	(1,255,086)	(2,224,381)	(219,210)	(1,633,098)

Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-		-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gains on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000		-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-		-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)		-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	(191,711)	-	-	-	(191,711)	(134,735)	(326,446)
Gain on net investment hedge	-	-	-	-	152,809	-	-	-	152,809	-	152,809
Unrealized gains in cash flow hedge	-	-	-	-	-	294,208	-	-	294,208	734	294,942
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	12,470	-	12,470	2,745	15,215
Income (loss) for the period	-	-	-	-	-	-	-	(2,392,927)	(2,392,927)	32,026	(2,360,901)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(38,902)	294,208	12,470	(2,392,927)	(2,125,151)	(99,230)	(2,224,381)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(94)	(94)
Share-based payments	-	-	4,020	3,769	-	-	-	-	7,789	-	7,789
BALANCES AT JUNE 30, 2023	12,835,915	2,338,476	(73,805)	(105,958)	(1,063,799)	(13,181)	(9,002)	(4,756,000)	9,152,646	453,537	9,606,183
(1)	All changes in other comprehensive income are presented net of taxes.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

7

Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Cash Flows

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan-jun	Jan-jun	Jan-jun	Jan-jun
OPERATING ACTIVITIES
Loss from continuing operations	(2,392,927)	(2,080,659)	(2,360,901)	(1,997,578)
Adjustments for:
Depreciation and amortization	680,084	671,380	870,917	855,331
Depreciation and depletion of biological assets	650,996	542,909	693,301	580,191
Result on disposal of property, plant and equipments and investment	(111,879)	(2,331)	(113,615)	(2,176)
Write-down of inventories to net realizable value	(32,678)	144,515	(22,198)	62,322
Provision for tax, civil and labor risks	144,985	187,647	142,794	188,891
Income from investments under the equity method	2,165,467	644,546	882	(80)
Financial results, net	1,231,018	720,099	1,959,403	1,384,335
Tax recoveries and gains in tax lawsuits	(388)	(30,766)	(388)	(34,215)
Deferred income tax	(166,969)	100,734	(149,390)	88,108
Gratuities for the employees	51,463	47,267	59,671	40,608
Other provisions	14,440	(8,268)	15,580	(9,772)
	2,233,612	937,073	1,096,056	1,155,965
Trade accounts and notes receivables	1,316,453	1,562,190	619,926	144,798
Inventories	882,561	742,375	1,141,556	660,626
Biological assets - current	134,497	(97,791)	119,135	(172,239)
Trade accounts payable	(2,113,765)	(1,330,729)	(2,361,234)	(1,353,492)
Cash generated by operating activities	2,453,358	1,813,118	615,439	435,658
Investments in securities at FVTPL (1)	-	-	(242,221)	(142,200)
Redemptions of securities at FVTPL (1)	-	14,870	258,251	143,510
Interest received	130,028	147,382	185,794	145,308
Dividends and interest on shareholders' equity received	(851)	-	(851)	-
Payment of tax, civil and labor provisions	(276,247)	(139,898)	(276,244)	(137,222)
Derivative financial instruments	(50,905)	(1,356,966)	(414,129)	(1,318,118)
Other operating assets and liabilities (2)	(451,856)	(2,530,619)	1,211,647	144,050
Net cash provided by (used in) operating activities	1,803,527	(2,052,113)	1,337,686	(729,014)

INVESTING ACTIVITIES
Additions on investments in securities at amortized cost	-	-	(123,940)	(6,098)
Redemptions of securities at amortized cost	-	-	58,332	-
Redemption of restricted cash	-	(2,074)	-	(2,074)
Additions to property, plant and equipment	(408,648)	(683,619)	(462,836)	(764,548)
Additions to biological assets - non-current	(679,318)	(623,701)	(732,456)	(660,879)
Proceeds from disposals of property, plant, equipments and investment	134,737	6,487	134,737	6,487
Additions to intangible assets	(115,375)	(130,317)	(117,188)	(134,675)
Capital increase in affiliates	(388)	(67,266)	(388)	(67,266)
Capital increase in subsidiaries	-	(281,949)	-	-
Net cash used in investing activities	(1,068,992)	(1,782,439)	(1,243,739)	(1,629,053)

FINANCING ACTIVITIES
Proceeds from debt issuance	1,617,155	299,804	2,968,409	536,095
Repayment of debt	(1,350,436)	(1,440,387)	(1,967,219)	(1,669,510)
Payment of interest	(671,427)	(690,412)	(772,659)	(790,330)
Payment of interest derivatives - fair value hedge	(407,570)	(62,418)	(407,570)	(62,418)
Capital increase through issuance of shares	-	5,277,329	-	5,277,329
Payment of lease liabilities	(260,804)	(229,576)	(353,332)	(309,516)
Net cash provided by (used in) financing activities	(1,073,082)	3,154,340	(532,371)	2,981,650
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	2,271	(71,679)	(198,236)	(264,762)
Net increase in cash and cash equivalents	(336,276)	(751,891)	(636,660)	358,821
Balance at the beginning of the period	3,984,071	4,633,816	8,130,929	7,528,820
Balance at the end of the period	3,647,795	3,881,925	7,494,269	7,887,641

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(905,629) for the period ended June 30, 2023 (R$3,166,768 in the same period of the previous year).

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

8

Interim Financial Information Individual and Consolidated | June 30, 2023

Statements of Value Added

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan-jun	Jan-jun	Jan-jun	Jan-jun
1 - REVENUES	25,825,840	24,172,894	28,107,642	28,049,905
Sales of goods and products	25,295,367	23,509,330	27,538,061	27,322,266
Other income	134,339	(11,908)	137,044	(4,343)
Revenue related to construction of own assets	403,526	680,460	441,069	735,472
Expected credit losses	(7,392)	(4,988)	(8,532)	(3,490)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(18,471,908)	(18,383,047)	(21,285,763)	(21,141,962)
Costs of goods sold	(15,711,910)	(15,642,334)	(18,391,530)	(18,195,720)
Materials, energy, third parties services and other	(2,792,676)	(2,668,395)	(2,915,080)	(2,882,115)
Reversal for inventories losses	32,678	(72,318)	20,847	(64,127)
3 - GROSS ADDED VALUE (1-2)	7,353,932	5,789,847	6,821,879	6,907,943
4 - DEPRECIATION AND AMORTIZATION	(1,331,080)	(1,214,289)	(1,564,218)	(1,435,522)
5 - NET ADDED VALUE (3-4)	6,022,852	4,575,558	5,257,661	5,472,421

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(1,856,377)	(290,078)	413,644	396,715
Income from associates and joint ventures	(2,165,467)	(644,546)	(882)	80
Financial income	308,783	355,338	414,219	397,505
Others	307	(870)	307	(870)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	4,166,475	4,285,480	5,671,305	5,869,136

8 - DISTRIBUTION OF ADDED VALUE	4,166,475	4,285,480	5,671,305	5,869,136
Payroll	2,783,517	2,644,175	3,168,346	3,063,584
Salaries	1,972,529	1,885,155	2,312,036	2,215,088
Benefits	664,075	622,813	695,739	700,408
Government severance indemnity fund for employees	146,913	136,207	160,571	148,088
Taxes, Fees and Contributions	2,090,723	2,503,693	2,304,380	2,833,118
Federal	662,138	1,098,069	762,251	1,298,972
State	1,402,199	1,381,439	1,510,945	1,506,028
Municipal	26,386	24,185	31,184	28,118
Capital Remuneration from Third Parties	1,685,162	1,218,271	2,559,480	1,970,012
Interests, including exchange variation	1,571,711	1,123,092	2,409,343	1,833,524
Rents	113,451	95,179	150,137	136,488
Interest on Own-Capital	(2,392,927)	(2,080,659)	(2,360,901)	(1,997,578)
Loss for the period from continuing operations	(2,392,927)	(2,080,659)	(2,392,927)	(2,080,659)
Non-controlling interest	-	-	32,026	83,081

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information Individual and Consolidated | June 30, 2023

1.1.	Equity Interest
				% equity interest
Entity		Main activity	Country (1)	06.30.23	12.31.22	Equity interest
BRF GmbH		Holding	Austria	100.00	100.00	Direct
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00	Indirect
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00	Indirect
TBQ Foods GmbH		Holding	Austria	60.00	60.00	Indirect
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71	Indirect
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00	Indirect
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00	Indirect
Banvit ME FZE	(d)	Marketing and logistics services	UAE	-	100.00	Indirect
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	100.00	100.00	Indirect
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00	Indirect
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00	Indirect
BRF Global GmbH		Holding and trading	Austria	100.00	100.00	Indirect
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00	Indirect
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00	Indirect
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00	Indirect
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00	Indirect
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00	Indirect
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00	Indirect
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	100.00	100.00	Indirect
Eclipse Latam Holdings		Holding	Spain	100.00	100.00	Indirect
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00	Indirect
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00	Indirect
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00	Indirect
Wellax Food Logistics C.P.A.S.U. Lda.	(g)	Import, commercialization of products and administrative services	Portugal	100.00	100.00	Indirect
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00	Indirect
Badi Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00	Indirect
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00	Indiretc
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00	Indirect
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00	Indirect
Establecimiento Levino Zaccardi y Cia. S.A.	(f)	Industrialization and commercialization of dairy products	Argentina	100.00	100.00	Indirect
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00	Direct
BRF Pet S.A.	(e)	Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00	Direct
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00	Indirect
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00	Indirect
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00	Indirect
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00	Indirect
Mogiana Alimentos S.A.	(e)	Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00	Indirect
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00	Affiliate
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33	Affiliate
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	100.00	100.00	Indirect
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00	Indirect
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00	Direct
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00	Direct
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00	Indirect
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.
(e)	The Company is carrying out a competitive process, at an early stage, for the sale of its pet food operation reported under Other Segments in note 24.
(f)	On July 7, 2023, the subsidiary Establecimiento Levino Zaccardi y Cia. S.A. was dissolved.
(g)	On July 21, 2023, the subsidiary Wellax Food Logistics C.P.A.S.U. Lda. was dissolved.

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Interim Financial Information Individual and Consolidated | June 30, 2023

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.	Leniency Agreement

On December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”) (as note 1.3 of financial statements of the year ended on December 31, 2022), in which it assumed the commitment to pay the amount of R$583,977. That amount, updated according the agreement, was settled in June 30, 2023, as follows: (i) 70% with tax losses in the amount of R$435,128; (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483.

1.3.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2023 occurred between, March 22, 2023 and April 21, 2023.

2.	Basis of Preparation and Presentation of Interim Financial Information

The Parent Company’s and Consolidated interim financial information (“interim financial information”) were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)	derivative financial instruments and non-derivative financial instruments measured at fair value;
(ii)	shared-based payments and employee benefits measured at fair value;

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Interim Financial Information Individual and Consolidated | June 30, 2023

(iii)	biological assets measured at fair value; and
(iv)	assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of Significant Accounting Policies

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2022 (note 3), on a uniform basis for all group entities. Except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

4.	Cash and Cash Equivalents
	Average rate (1)	Parent company		Consolidated
		06.30.23	12.31.22	06.30.23	12.31.22
Cash and bank accounts
Brazilian Reais	-	117,360	139,928	126,596	154,399
U.S. Dollar	-	486	539	384,128	946,999
Saudi Riyal	-	-	-	197,241	307,440
Euro	-	1,022	141	54,660	93,321
Turkish Lira	-	-	-	63,799	83,339
Other currencies	-	401	116	207,744	279,579
		119,269	140,724	1,034,168	1,865,077
Cash equivalents
In Brazilian Reais
Investment funds	13.54%	3,916	3,492	3,916	3,492
Bank deposit certificates	13.66%	3,277,078	3,675,037	3,840,756	3,754,202
		3,280,994	3,678,529	3,844,672	3,757,694
In U.S. Dollar
Term deposit	5.61%	216,864	154,025	1,835,229	2,469,028
Overnight	5.19%	30,668	10,793	720,570	12,720
Other currencies
Term deposit (2)		-	-	59,630	26,410
		247,532	164,818	2,615,429	2,508,158
		3,647,795	3,984,071	7,494,269	8,130,929
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 41.64% and in Dirhan (AED) at a weighted average annual rate of 4.80%.

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Interim Financial Information Individual and Consolidated | June 30, 2023

5.	Marketable Securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		06.30.23	12.31.22	06.30.23	12.31.22
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	11,105	11,752
Fair value through profit and loss
Financial treasury bills	1.29	R$	13.65%	388,233	364,543	388,233	364,543
Investment funds - FIDC BRF	1.09	R$	-	15,134	15,505	15,134	15,505
Repurchase agreement	0.06	R$	10.92%	-	-	38,740	53,809
Other	0.08	R$ / ARS	-	-	-	20	21
				403,367	380,048	442,127	433,878
Amortized cost
Sovereign bonds and other (4)	2.49	AOA		-	-	306,024	379,145
				403,367	380,048	759,256	824,775
Current				388,233	364,543	426,993	418,373
Non-current (5)				15,134	15,505	332,263	406,402
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$12,015 (R$15,231 on December 31, 2022). Amounts are substantially denominated in Angolan kwanza (AOA) at a weighted average annual rate of 11.68% and marketable securities indexed to the U.S. Dollar at a weighted average annual rate of 5.48%.
(5)	Maturity until March of 2026.

On June 30, 2023, the amount of R$87,327 (R$92,857 on December 31, 2022) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

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Interim Financial Information Individual and Consolidated | June 30, 2023

6.	Trade Accounts and Notes Receivable
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Trade accounts receivable
Domestic market
Third parties	707,602	1,357,535	825,493	1,473,921
Related parties	29,339	42,162	9,854	11,566
Foreign market
Third parties	498,171	556,882	3,149,369	3,315,772
Related parties	4,073,140	4,651,972	28,848	20,789
	5,308,252	6,608,551	4,013,564	4,822,048
( - ) Adjustment to present value	(15,399)	(22,866)	(17,315)	(24,818)
( - ) Expected credit losses	(530,938)	(558,328)	(572,601)	(604,167)
	4,761,915	6,027,357	3,423,648	4,193,063
Current	4,755,793	6,022,298	3,417,526	4,187,756
Non-current	6,122	5,059	6,122	5,307

Notes receivable	118,401	54,472	118,401	54,472
( - ) Adjustment to present value	(7,158)	(386)	(7,158)	(386)
( - ) Expected credit losses	(15,534)	(15,643)	(15,534)	(15,643)
	95,709	38,443	95,709	38,443
Current	92,244	27,351	92,244	27,351
Non-current (1)	3,465	11,092	3,465	11,092
(1)	Weighted average maturity of 1.44 year.

The Company has insurance for trade accounts receivable from exports in the amount of R$958,167.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On June 30, 2023, FIDC BRF had an outstanding balance of R$844,405 (R$947,488 on December 31, 2022) in the Parent Company and Consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On June 30, 2023, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

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Interim Financial Information Individual and Consolidated | June 30, 2023

Parent company		Consolidated
	06.30.23	06.30.23
Beginning balance	(558,328)	(604,167)
(Additions) Reversals	(7,392)	(8,532)
Write-offs	2,184	3,259
Exchange rate variation	32,598	36,839
Ending balance	(530,938)	(572,601)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Not overdue	4,753,755	6,027,068	3,056,065	4,045,146
Overdue
01 to 60 days	22,452	11,774	357,524	125,082
61 to 90 days	1,683	2,364	5,440	7,629
91 to 120 days	3,439	1,291	7,955	17,084
121 to 180 days	3,162	6,976	10,316	18,536
181 to 360 days	5,249	7,678	24,965	17,902
More than 360 days	518,512	551,400	551,299	590,669
( - ) Adjustment to present value	(15,399)	(22,866)	(17,315)	(24,818)
( - ) Expected credit losses	(530,938)	(558,328)	(572,601)	(604,167)
	4,761,915	6,027,357	3,423,648	4,193,063
7.	Inventories
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Finished goods	2,910,868	2,753,055	4,705,474	4,885,465
Work in progress	355,593	396,083	393,799	435,018
Raw materials	1,009,851	1,863,819	1,158,459	2,086,963
Packaging materials	139,794	130,797	177,708	181,193
Secondary materials	644,195	658,953	684,797	705,692
Supplies	160,132	164,963	218,765	230,092
Imports in transit	118,344	229,886	118,992	230,133
Other	89,150	111,242	89,210	111,648
(-) Adjustment to present value (1)	(170,769)	(201,757)	(171,863)	(205,313)
	5,257,158	6,107,041	7,375,341	8,660,891
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

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Interim Financial Information Individual and Consolidated | June 30, 2023

	Parent company
				06.30.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(62,269)	(64,584)	(5,299)	(132,152)
Additions	(228,687)	(59,542)	(3,290)	(291,519)
Reversals	229,155	-	-	229,155
Write-offs	-	91,914	3,128	95,042
Ending balance	(61,801)	(32,212)	(5,461)	(99,474)

	Consolidated
				06.30.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(66,671)	(73,694)	(9,944)	(150,309)
Additions	(296,182)	(70,471)	(4,140)	(370,793)
Reversals	284,804	-	-	284,804
Write-offs	-	103,456	4,731	108,187
Monetary correction by Hyperinflation	(1)	(112)	(22)	(135)
Exchange rate variation	(1,819)	407	196	(1,216)
Ending balance	(79,869)	(40,414)	(9,179)	(129,462)
8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

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Interim Financial Information Individual and Consolidated | June 30, 2023

	Parent company
				06.30.23
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,003,258	1,211,187	347,162	1,558,349
Additions/Transfer	13,446,881	338,576	31,439	370,015
Changes in fair value (1)	1,419,805	(185,334)	-	(185,334)
Harvest	-	-	(27,974)	(27,974)
Write-off	-	-	(14,297)	(14,297)
Transfer between current and non-current	126,727	(126,727)	-	(126,727)
Transfer to inventories	(15,127,910)	-	-	-
Ending balance	2,868,761	1,237,702	336,330	1,574,032

	Consolidated
				06.30.23
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,151,551	1,301,971	347,162	1,649,133
Additions/Transfer	14,500,162	354,458	31,439	385,897
Changes in fair value (1)	1,586,176	(184,531)	-	(184,531)
Harvest	-	-	(27,974)	(27,974)
Write-off	-	-	(14,297)	(14,297)
Transfer between current and non-current	132,580	(132,580)	-	(132,580)
Transfer to inventories	(16,338,053)	-	-	-
Exchange variation	(54,177)	(31,881)	-	(31,881)
Monetary correction by Hyperinflation	2,724	1,896	-	1,896
Ending balance	2,980,963	1,309,333	336,330	1,645,663
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$650,996 in the Parent Company and R$693,301 in the Consolidated (R$542,909 in the Parent Company and R$580,191 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on June 30, 2023 are 184,064 thousand head of poultry and 4,799 thousand head of pork at the Parent Company (192,700 thousand head of poultry and 4,885 thousand head of pork on December 31, 2022). In the Consolidated, there are 204,525 thousand heads of poultry and 4,799 thousand heads of pork (213,491 thousand heads of poultry and 4,885 thousand heads of pork on December 31, 2022).

The Company has forests pledged as collateral for financing and tax and civil contingencies on June 30, 2023 in the amount of R$69,695 in the Parent Company and in the Consolidated (R$59,388 in the Parent Company and in the Consolidated on December 31, 2022).

45

Interim Financial Information Individual and Consolidated | June 30, 2023

9.	Recoverable Taxes
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Recoverable ICMS and VAT	2,040,301	1,937,175	2,250,286	2,219,457
Recoverable PIS and COFINS	2,338,330	2,569,574	2,352,662	2,588,574
Recoverable IPI	1,067,223	1,014,643	1,068,959	1,016,373
Recoverable INSS	364,961	366,224	364,973	366,236
Recoverable income taxes	272,244	335,034	351,364	434,392
Other recoverable taxes	85,001	106,532	85,998	107,583
(-) Impairment	(161,400)	(157,172)	(162,131)	(157,903)
	6,006,660	6,172,010	6,312,111	6,574,712

Current	1,187,412	1,016,949	1,474,658	1,402,868
Non-current	4,819,248	5,155,061	4,837,453	5,171,844
9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – Social Integration Plan and Contribution for Social Security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of June 30, 2023, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,846,727 (R$2,091,340 as of December 31, 2022). The amount of R$226,172 related do these credits was offset against other federal taxes for the six-month period ended June 30, 2023 (R$202,462 in the same period of the previous year). Additionally, the amount of R$81,334 was used to settle the Leniency Agreement (note 1.2).

46

Interim Financial Information Individual and Consolidated | June 30, 2023

9.3.	IPI – Industrialized Product Tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on June 30, 2023 is R$1,081,957 (R$1,030,940 for the year ended December 31, 2022), of which R$1,059,700 (R$1,008,683 for the year ended December 31, 2022) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$22,257 for the year ended December 31, 2022).

9.4.	Income Taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable. Additionally, the amount of R$105,149 was used to settle the Leniency Agreement (note 1.2).

9.5.	Realization of Brazilian Federal Tax Credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$752,450 in the Parent Company and Consolidated for the six-month period ended June 30, 2023 (R$417,097 in the Parent Company and Consolidated in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

47

Interim Financial Information Individual and Consolidated | June 30, 2023

10.	Deferred Income Taxes
10.1.	Breakdown
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Assets
Tax losses carryforward	2,450,979	2,770,926	2,483,288	2,800,162
Negative calculation basis (social contribution)	882,352	997,533	893,984	1,008,058

Temporary differences - Assets
Provisions for tax, civil and labor risks	375,469	417,613	377,652	420,470
Expected credit losses	168,993	178,815	172,834	183,504
Impairment on tax credits	59,779	57,083	59,779	57,083
Provision for other obligations	86,095	129,821	100,653	146,652
Write-down to net realizable value of inventories	33,822	44,932	38,559	48,744
Employees' benefits plan	123,011	117,851	132,293	138,451
Lease basis difference	157,041	132,841	163,475	132,841
Other temporary differences	19,456	14,924	37,265	31,930
	4,356,997	4,862,339	4,459,782	4,967,895

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(337,174)	(323,005)
Depreciation (useful life) basis difference	(870,581)	(926,094)	(852,042)	(947,303)
Business combination (1)	(975,861)	(987,477)	(975,861)	(1,003,955)
Monetary correction by Hyperinflation	-	-	(57,970)	(85,997)
Unrealized gains on derivatives, net	(44,738)	(75,046)	(44,738)	(73,998)
Unrealized fair value gains, net	(105,875)	(71,086)	(114,895)	(71,617)
Other temporary differences	(14,273)	(3,297)	(30,457)	(7,022)
	(2,334,333)	(2,386,005)	(2,413,137)	(2,512,897)

Total deferred taxes	2,022,664	2,476,334	2,046,645	2,454,998

Total Assets	2,022,664	2,476,334	2,126,160	2,566,461
Total Liabilities	-	-	(79,515)	(111,463)
	2,022,664	2,476,334	2,046,645	2,454,998
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The Parent Company has tax losses carryforward in Brazil, which at current tax rates represent R$6,669,138 on June 30, 2023 (R$7,131,786 on December 31, 2022). Within this amount, R$3,333,331 on June 30, 2023 and (R$3,768,459 on December 31, 2022) are recognized as an asset, according to the recoverability expectation.

48

Interim Financial Information Individual and Consolidated | June 30, 2023

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	06.30.23	06.30.23
Beginning balance	2,476,334	2,454,998
Deferred income taxes recognized in income	166,969	149,390
Deferred income taxes recognized in other comprehensive income	(154,232)	(154,232)
Deferred income and social contribution taxes used in the Leniency Agreement (1)	(435,128)	(435,128)
Other	(31,279)	31,617
Ending balance	2,022,664	2,046,645

(1)	In June 2023, the Company used deferred taxes on tax losses in the amount of R$435,128 to settle the debt resulting from the Leniency Agreement entered into with the Federal Government (note 1.2).
10.2.	Effective income tax rate reconciliation
	Parent company				Consolidated
	2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun

Loss before taxes - continued operations	(1,505,846)	(2,560,582)	(664,040)	(1,980,310)	(1,460,615)	(2,500,047)	(469,626)	(1,771,005)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit at nominal rate	511,988	870,598	225,774	673,305	496,609	850,016	159,673	602,142
Adjustments to income taxes
Income from associates and joint ventures	(388,172)	(736,258)	416,207	(219,147)	(294)	(300)	27	27
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	(204,194)	(506,451)	182,749	305,181
Difference of functional currency of foreign subsidiaries	-	-	-	-	(190,285)	(235,559)	196,729	(579,165)
Deferred tax assets not recognized (1)	885	(3,759)	(535,785)	(639,419)	(720)	(5,694)	(535,785)	(639,419)
Interest on taxes	24,150	44,930	24,904	44,621	24,180	44,991	24,927	44,663
Share-based payment	(3,664)	(8,027)	(4,032)	(10,034)	(3,664)	(8,027)	(4,032)	(10,034)
Penalties	2,961	(1,006)	(764)	(1,647)	2,961	(1,006)	(764)	(1,647)
Investment grant	43,872	43,872	17,538	44,576	43,872	43,872	17,538	44,576
Other permanent differences	(45,083)	(42,695)	(22,553)	7,396	(45,124)	(42,696)	(22,553)	7,103
	146,937	167,655	121,289	(100,349)	123,341	139,146	18,509	(226,573)

Effective rate	9.8%	6.5%	18.3%	-5.1%	8.4%	5.6%	3.9%	-12.8%

Current tax	686	686	205	385	(5,858)	(10,244)	(106,844)	(138,465)
Deferred tax	146,251	166,969	121,084	(100,734)	129,199	149,390	125,353	(88,108)
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

49

Interim Financial Information Individual and Consolidated | June 30, 2023

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial Deposits

The rollforward of the judicial deposits is set forth below:

	Parent company
				06.30.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	188,431	193,350	59,970	441,751
Additions	529	33,284	1,957	35,770
Release in favor of the Company	(11,880)	(17,217)	(219)	(29,316)
Release in favor of the counterparty	(4,382)	(52,046)	(2,670)	(59,098)
Interest	7,556	3,843	1,267	12,666
Ending balance	180,254	161,214	60,305	401,773

	Consolidated
				06.30.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	191,161	194,906	64,609	450,676
Additions	606	33,753	1,958	36,317
Release in favor of the Company	(11,880)	(17,217)	(219)	(29,316)
Release in favor of the counterparty	(4,382)	(52,051)	(2,670)	(59,103)
Interest	7,735	3,850	1,568	13,153
Exchange rate variation	-	(12)	-	(12)
Ending balance	183,240	163,229	65,246	411,715
12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Investments	11,061,833	13,269,785	99,136	100,481
Investment in subsidiaries	10,962,697	13,169,304	-	-
Investment in affiliates	99,136	100,481	99,136	100,481
Other investments	583	583	583	583
	11,062,416	13,270,368	99,719	101,064

50

Interim Financial Information Individual and Consolidated | June 30, 2023

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	Total
															06.30.23
a) Participation as of June 30, 2023
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1,897,145	9,918,875	2,087,898,669	5,563,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	2,826,940
Quantity of shares and quotas held	7,176,530	1,897,145	9,918,538	2,087,898,669	5,563,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	942,313
													-
b) Information as of June 30, 2023
Share capital	7,177	6,523	1,765	1,323,088	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	439	9,597,170	35	1,261,259	9,007	62,233	3,089	4,757	90,542	(51,701)	(1,347)	1,427	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	117	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	272	-	-	-	-	-	-	-	-
Income (loss) for the period	(69)	(2,163,124)	73	(8,054)	340	5,321	60	1,070	(1,173)	14,056	(786)	125	-	-

c) Movements of investments
Beginning balance (12.31.22)	508	11,785,221	58	1,276,539	8,667	1,038	2,134	721	91,907	-	-	2,511	93,167	7,314	13,269,785
Result Movements
Income (loss)	(69)	(2,163,124)	73	(8,054)	340	47	(1,760)	107	(1,029)	8,759	-	125	(882)	-	(2,165,467)
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	(1,210)	(851)	-	(2,061)
Capital movements
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	-	-	-	388	388
Goodwill movements
Exchange rate variation on goodwill	-	-	-	-	-	(30)	-	-	-	-	-	-	-	-	(30)
Other
Other comprehensive income	-	(24,926)	(96)	(7,226)	-	(44)	957	(352)	(336)	449	-	-	-	-	(31,574)
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	(9,208)	-	-	-	-	(9,208)
Ending balance (06.30.23)	439	9,597,171	35	1,261,259	9,007	1,011	1,331	476	90,542	-	-	1,426	91,434	7,702	11,061,833
(1)	Economic participation of 24%.

On June 30, 2023, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

51

Interim Financial Information Individual and Consolidated | June 30, 2023

13.	Property, Plant and Equipment

The rollforward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers (2)	06.30.23
Cost
Land		562,476	6,024	(8,564)	16	559,952
Buildings, facilities and improvements		11,588,488	456,886	(536,865)	279,851	11,788,360
Machinery and equipment		8,778,379	22,734	(84,891)	496,509	9,212,731
Furniture and fixtures		129,479	351	(647)	3,361	132,544
Vehicles		246,604	20,132	(19,352)	229	247,613
Construction in progress		958,198	403,526	-	(785,795)	575,929
Advances to suppliers		1,426	2,578	-	(3,987)	17
		22,265,050	912,231	(650,319)	(9,816)	22,517,146

Depreciation
Land (3)	5.00%	(25,058)	(3,156)	5,689	-	(22,525)
Buildings, facilities and improvements	2.60%	(4,733,193)	(334,223)	407,329	-	(4,660,087)
Machinery and equipment	5.26%	(4,721,154)	(196,524)	56,444	-	(4,861,234)
Furniture and fixtures	5.08%	(60,703)	(3,775)	505	-	(63,973)
Vehicles	13.67%	(176,604)	(40,047)	18,035	-	(198,616)
		(9,716,712)	(577,725)	488,002	-	(9,806,435)
		12,548,338	334,506	(162,317)	(9,816)	12,710,711
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,816 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$1,656 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).

52

Interim Financial Information Individual and Consolidated | June 30, 2023

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	06.30.23
Cost
Land		751,551	6,025	(8,564)	11,027	16	(33,404)	726,651
Buildings, facilities and improvements		12,620,828	469,761	(556,216)	27,403	331,224	(124,328)	12,768,672
Machinery and equipment		9,730,038	24,740	(86,060)	75,559	576,340	(190,283)	10,130,334
Furniture and fixtures		187,609	434	(786)	8,473	27,548	(19,740)	203,538
Vehicles		627,672	20,191	(47,165)	1,920	228	(30,599)	572,247
Construction in progress		1,095,143	441,069	-	1,973	(905,299)	(22,079)	610,807
Advances to suppliers		31,886	15,733	-	-	(40,809)	(2,410)	4,400
		25,044,727	977,953	(698,791)	126,355	(10,752)	(422,843)	25,016,649

Depreciation
Land (3)	5.00%	(44,434)	(5,768)	5,689	241	-	1,615	(42,657)
Buildings, facilities and improvements	2.78%	(5,130,376)	(381,035)	425,957	(34,034)	-	41,533	(5,077,955)
Machinery and equipment	5.58%	(5,121,757)	(224,716)	57,986	(26,378)	-	66,806	(5,248,059)
Furniture and fixtures	6.81%	(90,543)	(5,074)	645	(1,896)	-	7,240	(89,628)
Vehicles	14.70%	(366,733)	(92,700)	45,486	(5,369)	-	18,895	(400,421)
		(10,753,843)	(709,293)	535,763	(67,436)	-	136,089	(10,858,720)
		14,290,884	268,660	(163,028)	58,919	(10,752)	(286,754)	14,157,929
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$10,752 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$1,656 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).

53

Interim Financial Information Individual and Consolidated | June 30, 2023

The amount of capitalized borrowing costs during the six-month ended June 30, 2023 was of R$31,910 in the Parent Company and R$35,721 in the Consolidated (R$47,655 in the Parent Company and R$51,684 in the Consolidated in the same period of the previous year) and during the three-month ended June 30, 2023 was of R$14,889 in the Parent Company and R$15,138 in the Consolidated (R$23,734 in the Parent Company and R$25,837 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the six-month ended June 30, 2023 was 10.31% p.a. in the Parent Company and 10.63% p.a. in the Consolidated (8.79% p.a. in the Parent Company and 9.05% p.a. in the Consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	06.30.23	12.31.22	06.30.23	12.31.22
Land	Financial/Tax	90,284	90,757	90,284	90,757
Buildings, facilities and improvements	Financial/Tax	1,374,321	1,296,008	1,376,640	1,298,326
Machinery and equipment	Financial/Labor/Tax/Civil	1,478,826	1,375,162	1,479,850	1,376,186
Furniture and fixtures	Financial/Tax	15,767	15,632	15,767	15,632
Vehicles	Financial/Tax	127	160	127	160
		2,959,325	2,777,719	2,962,668	2,781,061
14.	Intangible Assets

The intangible assets rollforward, which include right-of-use assets balances (note 17.1), is set forth below:

		Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	06.30.23
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,185	465	-	-	14,650
Outgrowers relationship		517	-	-	-	517
Patents		2,485	-	-	-	2,485
Software		847,875	-	(5,109)	141,155	983,921
Intangible in progress		69,119	114,910	-	(131,339)	52,690
		3,870,721	115,375	(5,109)	9,816	3,990,803

Amortization
Non-compete agreement	40.04%	(1,379)	(3,953)	-	-	(5,332)
Outgrowers relationship	16.45%	(347)	(36)	-	-	(383)
Patents	5.26%	(2,324)	(12)	-	-	(2,336)
Software	44.79%	(614,286)	(100,014)	1,505	-	(712,795)
		(618,336)	(104,015)	1,505	-	(720,846)
		3,252,385	11,360	(3,604)	9,816	3,269,957

(1)	Weighted average annual remaining rate.

54

Interim Financial Information Individual and Consolidated | June 30, 2023

		Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	06.30.23
Cost
Goodwill		3,474,103	-	-	-	35,798	(160,746)	3,349,155
Trademarks		1,881,199	-	-	-	42,331	(94,437)	1,829,093
Non-compete agreement		57,426	465	-	-	-	(3,147)	54,744
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	-	-	399	(892)	4,385
Customer relationship		1,340,251	-	-	-	68,243	(235,405)	1,173,089
Software		930,090	13	(5,865)	148,513	8,029	(20,150)	1,060,630
Intangible in progress		77,263	116,710	-	(137,761)	(466)	(458)	55,288
		7,765,727	117,188	(5,865)	10,752	154,334	(515,235)	7,526,901

Amortization
Non-compete agreement	45.18%	(39,336)	(5,945)	-	-	-	2,957	(42,324)
Outgrowers relationship	16.45%	(347)	(36)	-	-	-	-	(383)
Patents	8.42%	(3,824)	(204)	-	-	(86)	560	(3,554)
Customer relationship	6.67%	(622,106)	(51,228)	-	-	(26,448)	116,747	(583,035)
Software	46.15%	(665,504)	(105,869)	2,232	-	(3,619)	9,524	(763,236)
		(1,331,117)	(163,282)	2,232	-	(30,153)	129,788	(1,392,532)
		6,434,610	(46,094)	(3,633)	10,752	124,181	(385,447)	6,134,369
(1)	Weighted average annual remaining rate.

55

Interim Financial Information Individual and Consolidated | June 30, 2023

15.	Loans and Borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.23
Local currency
Working capital	Fixed	13.06% (10.75% on 12.31.22)	0.39	401,661	250,000	(70,388)	(4,089)	27,680	-	604,864
Certificate of agribusiness receivables (4)	IPCA	10.06% (11.80% on 12.31.22)	0.47	999,646	-	-	-	67,805	-	1,067,451
Export credit facility	Fixed / CDI	15.29% (15.15% on 12.31.22)	4.18	1,593,689	-	-	(123,492)	114,729	-	1,584,926
Debentures	CDI / IPCA	10.61% (12.09% on 12.31.22)	6.24	5,940,146	-	-	(220,820)	699,734	-	6,419,060

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	53,975	-	(371)	428	-	59,318

				8,940,428	303,975	(70,388)	(348,772)	910,376	-	9,735,619

Foreign currency
Bonds	Fixed / FX USD and EUR	5.23% (5.06% on 12.31.22)	14.43	9,293,677	-	(1,161,904)	(275,265)	310,052	(685,407)	7,481,153
Export credit facility	Fixed / SOFR /FX USD	5.44% (4.42% on 12.31.22)	3.76	2,152,753	1,006,496	(118,144)	(47,386)	50,508	(186,351)	2,857,876
Advances for foreign exchange rate contracts	Fixed / FX USD	7.78% (0.00% on 12.31.22)	0.62	-	306,684	-	-	9,309	(17,716)	298,277
				11,446,430	1,313,180	(1,280,048)	(322,651)	369,869	(889,474)	10,637,306
				20,386,858	1,617,155	(1,350,436)	(671,423)	1,280,245	(889,474)	20,372,925

Current				3,379,835						4,858,964
Non-current				17,007,023						15,513,961
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

56

Interim Financial Information Individual and Consolidated | June 30, 2023

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.23
Local currency
Working capital	Fixed / CDI	13.03% (10.72% on 12.31.22)	0.40	409,186	250,000	(72,246)	(4,106)	27,678	-	610,512
Certificate of agribusiness receivables (4)	IPCA	10.06% (11.80% on 12.31.22)	0.47	999,646	-	-	-	67,805	-	1,067,451
Export credit facility	Fixed / CDI	15.29% (15.15% on 12.31.22)	4.18	1,593,689	-	-	(123,492)	114,729	-	1,584,926
Debentures	CDI / IPCA	10.61% (12.09% on 12.31.22)	6.24	5,940,146	-	-	(220,820)	699,734	-	6,419,060

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	53,975	-	(371)	428	-	59,318
				8,947,953	303,975	(72,246)	(348,789)	910,374	-	9,741,267

Foreign currency
Bonds	Fixed / FX USD	5.01% (4.91% on 12.31.22)	11.70	11,902,290	-	(1,161,904)	(330,861)	367,662	(884,794)	9,892,393
Export credit facility	Fixed /SOFR / FX USD	5.44% (4.42% on 12.31.22)	3.76	2,152,753	1,006,496	(118,144)	(47,386)	50,508	(186,351)	2,857,876
Advances for foreign exchange rate contracts	Fixed / FX USD	7.78% (0.00% on 12.31.22)	0.62	-	306,684	-	-	9,309	(17,716)	298,277
Working capital	Fixed / EIBOR3M + 1,8% FX TRY and AED	12.02% (16.83% on 12.31.22)	2.01	514,004	1,351,254	(614,926)	(45,622)	56,430	(217,734)	1,043,406

				14,569,047	2,664,434	(1,894,974)	(423,869)	483,909	(1,306,595)	14,091,952
				23,517,000	2,968,409	(1,967,220)	(772,658)	1,394,283	(1,306,595)	23,833,219

Current				3,879,874						5,184,652
Non-current				19,637,126						18,648,567
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

57

Interim Financial Information Individual and Consolidated | June 30, 2023

The maturity schedule of the loans and borrowings is presented on note 23.1.

On June 30, 2023 and on December 31, 2022 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Guarantees
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Total loans and borrowings	20,372,925	20,386,858	23,833,219	23,517,000
Mortgage guarantees
Related to tax incentives and other	59,318	5,286	59,318	5,286

On June 30, 2023, the amount of bank guarantees contracted by the Company was of R$350,190 (R$447,736 as of December 31, 2022) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.76% p.a. (1.92% p.a. as of December 31, 2022).

16.	Trade Accounts Payable
	Parent company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Trade accounts payable
Domestic market
Third parties	10,430,688	11,410,219	10,607,359	11,595,543
Related parties	84,005	44,209	35,675	26,970

Foreign market
Third parties	946,127	1,364,885	2,117,037	2,723,797
Related parties	684	1,519	-	42
	11,461,504	12,820,832	12,760,071	14,346,352

(-) Adjustment to present value	(207,021)	(207,767)	(208,396)	(210,128)
	11,254,483	12,613,065	12,551,675	14,136,224

Current	11,248,194	12,605,606	12,545,386	14,128,765
Non-current	6,289	7,459	6,289	7,459

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

58

Interim Financial Information Individual and Consolidated | June 30, 2023

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$5,062,380 in the Parent Company and R$5,258,061 in the Consolidated on June 30, 2023 (R$5,588,453 in the Parent Company and R$5,794,841 in the Consolidated on December 31, 2022).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

In order to improve the presentation, since the interim information of the period ended on March 31, 2023, the Company grouped the balances of December 31, 2022 that were segregated in the statement of financial position as Supply Chain Finance to Suppliers in the amount of R$1,393,137 in the Parent Company and Consolidated.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use Assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

59

Interim Financial Information Individual and Consolidated | June 30, 2023

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	06.30.23
Cost
Land		46,088	5,983	(6,083)	45,988
Buildings		3,620,769	455,428	(435,780)	3,640,417
Machinery and equipment		41,893	22,040	(10,747)	53,186
Facilities		-	54		54
Vehicles		239,309	20,132	(19,281)	240,160
Software		12,303	-	-	12,303
		3,960,362	503,637	(471,891)	3,992,108

Depreciation
Land	4.62%	(24,631)	(3,118)	5,686	(22,063)
Buildings	13.19%	(1,513,478)	(237,946)	368,728	(1,382,696)
Machinery and equipment	21.89%	(22,900)	(5,401)	7,781	(20,520)
Facilities	-	-	(9)		(9)
Vehicles	10.67%	(170,357)	(39,825)	17,964	(192,218)
Software	36.36%	(10,814)	(910)	-	(11,724)
		(1,742,180)	(287,209)	400,159	(1,629,230)
		2,218,182	216,428	(71,732)	2,362,878
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfer	Monetary correction by Hyperinflation	Exchange rate variation	06.30.23
Cost
Land		139,740	5,983	(6,084)	-	644	(9,064)	131,219
Buildings		4,031,143	466,962	(455,097)	(27,655)	6,610	(30,016)	3,991,947
Machinery and equipment		47,688	22,040	(10,746)	27,655	286	(567)	86,356
Facilities		-	54	-	-	-	-	54
Vehicles		602,116	20,132	(47,094)	-	3,236	(30,432)	547,958
Software		12,303	-	-	-	-	-	12,303
		4,832,990	515,171	(519,021)	-	10,776	(70,079)	4,769,837

Depreciation
Land	8.22%	(44,006)	(5,729)	5,686	-	240	1,615	(42,194)
Buildings	14.23%	(1,784,777)	(275,675)	387,242	15,686	836	14,349	(1,642,339)
Machinery and equipment	21.99%	(27,283)	(8,742)	7,792	(15,686)	(680)	403	(44,196)
Facilities	-	-	(9)	-	-	-	-	(9)
Vehicles	33.40%	(346,907)	(91,028)	45,410	-	(5,208)	17,328	(380,405)
Software	36.36%	(10,814)	(910)	-	-	-	-	(11,724)
		(2,213,787)	(382,093)	446,130	-	(4,812)	33,695	(2,120,867)
		2,619,203	133,078	(72,891)	-	5,964	(36,384)	2,648,970
(1)	Weighted average annual rate.

60

Interim Financial Information Individual and Consolidated | June 30, 2023

17.2.	Lease Liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	06.30.23
Land	13.4%	8.2	27,451	5,983	(3,407)	(1,836)	1,836	(1,743)	28,284
Buildings	9.0%	7.4	2,495,987	455,428	(218,196)	(62,652)	119,497	(62,533)	2,727,531
Machinery and equipment	12.3%	4.3	20,158	22,040	(4,246)	(2,075)	2,075	(3,076)	34,876
Facilities	12.9%	1.9	-	54	(10)	(3)	3	-	44
Vehicles	9.3%	1.4	81,763	20,132	(33,994)	(2,932)	2,932	(3,314)	64,587
Software	11.7%	0.3	1,604	-	(951)	(37)	37	-	653

			2,626,963	503,637	(260,804)	(69,535)	126,380	(70,666)	2,855,975

Current			521,544						632,088
Non-current			2,105,419						2,223,887
(1)	Weighted average maturity in years.
		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	06.30.23
Land	9.1%	11.4	112,476	5,983	(4,464)	(4,716)	4,716	(1,743)	(6,767)	105,485
Buildings	8.9%	1.7	2,634,074	466,962	(257,805)	(66,666)	123,511	(63,249)	(9,213)	2,827,614
Machinery and equipment	12.5%	1.8	22,565	22,040	(5,165)	(2,185)	2,185	(3,076)	(283)	36,081
Facilities	12.9%	1.9	-	54	(10)	(3)	3	-	-	44
Vehicles	7.1%	1.4	274,215	20,132	(84,937)	(6,724)	6,724	(3,641)	(12,082)	193,687
Software	11.7%	0.3	1,604	-	(951)	(37)	37	-	-	653
			3,044,934	515,171	(353,332)	(80,331)	137,176	(71,709)	(28,345)	3,163,564

Current			676,864							761,436
Non-current			2,368,070							2,402,128
(1)	Weighted average maturity in years.
17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	06.30.23	06.30.23
Current	632,088	761,436
Non-current	2,223,887	2,402,128
2024	259,565	307,707
2025	441,000	497,074
2026	355,654	367,178
2027	281,021	285,221
2028 onwards	886,647	944,948
	2,855,975	3,163,564
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized including: low-value assets, short-term leases and leases with variable payments.

61

Interim Financial Information Individual and Consolidated | June 30, 2023

	Parent Company		Consolidated
	2023		2023
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Variable payments not included in the lease liabilities	21,520	37,029	47,259	105,867
Expenses related to short-term leases	15,149	27,706	21,370	45,492
Expenses related to low-value assets	5,169	11,034	5,234	11,160
	41,838	75,769	73,863	162,519
18.	Share-based Payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2022 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares
01/07/21	01/07/24	2,883,737	808,197	28.58
01/07/22	01/07/25	4,703,472	3,290,576	14.11
		7,587,209	4,098,773
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the six-month period ended on June 30, 2023, is presented as follows:

Consolidated

Outstanding stocks as of December 31, 2022	5,132,532
Exercised / Delivered:
Restricted stocks – grant of June, 2020	(149,618)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(465,559)
Restricted stocks – grant of July, 2021	(130,063)
Restricted stocks – grant of June, 2020	(288,519)
Outstanding stocks as of June 30, 2023	4,098,773
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$199,675 (R$195,655 as of December 31, 2022) and in the amount of R$16,944 under non-current liabilities (R$15,584 of December 31, 2022). In the statement of income for the six-month period ended on June 30, 2023 the amount recognized as expense was R$12,100 in the Parent Company and R$12,919 in the Consolidated (R$27,772 in the Parent Company and R$30,996 in the Consolidated in the same period of the previous year) and for the three-month period ended on June 30, 2023 the amount recognized as expense was R$10,440 in the Parent Company and R$11,259 in the Consolidated (R$2,314 in the Parent Company and R$909 in the Consolidated in the same period of the previous year).

62

Interim Financial Information Individual and Consolidated | June 30, 2023

19.	Employees Benefits Plans

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2022 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	06.30.23	12.31.22	06.30.23	12.31.22
Medical assistance	124,888	119,197	125,446	119,729
F.G.T.S. Penalty (1)	63,183	60,657	63,183	60,657
Award for length of service	117,277	112,225	117,277	112,225
Other	56,449	54,541	185,880	228,701
	361,797	346,620	491,786	521,312

Current	49,445	49,445	62,481	64,367
Non-current	312,352	297,175	429,305	456,945
(1)	FGTS – Government Severance Indemnity Fund for Employees.

The Company estimated costs for pension and post-employment plans for the year of 2023, according to an appraisal report prepared in 2022 by an actuarial expert, recorded an expense of R$12,470 in the Parent Company and R$15,215 in Consolidated for the six-month period ended on June 30, 2023, (expense of R$14,596 in the Parent Company and R$20,232 in Consolidated in the same period of the previous year) and for the three-month period ended on June 30, 2023 an expense of R$9,475 in the Parent Company and R$14,353 in Consolidated (expense of R$10,843 in the Parent Company and R$16,559 in Consolidated in the same period of the previous year), net of taxes, in the statement of income.

20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative l and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

63

Interim Financial Information Individual and Consolidated | June 30, 2023

	Parent company
					06.30.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	396,118	520,976	355,125	96,956	1,369,175
Additions	69,386	181,947	28,581	-	279,914
Reversals	(42,009)	(114,191)	(24,315)	(28,188)	(208,703)
Payments	(153,373)	(142,883)	(22,064)	-	(318,320)
Interest	23,826	35,421	24,850	-	84,097
Ending balance	293,948	481,270	362,177	68,768	1,206,163

Current					722,821
Non-current					483,342
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
					06.30.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	399,675	526,710	358,305	130,848	1,415,538
Additions	69,386	182,725	28,581		280,692
Reversals	(44,695)	(114,315)	(24,478)	(28,188)	(211,676)
Payments	(153,373)	(142,883)	(22,064)	-	(318,320)
Interest	24,005	35,537	25,035	-	84,577
Exchange rate variation	(23)	(1,164)	(193)	-	(1,380)
Ending balance	294,975	486,610	365,186	102,660	1,249,431

Current					725,723
Non-current					523,708
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed on December 31, 2022 financial statements and on June 30, 2023, had balances of R$13,998,904 (R$13,247,512 as of December 31, 2022) for tax risks, R$262,966 for labor risks and (R$257,365 as of December 31, 2022) and R$1,824,720 (R$1,838,183 as of December 31, 2022) for civil risks, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$102,660 (R$130,848 as of December 31, 2022).

21.	Equity
21.1.	Capital Stock

On June 30, 2023, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$217,503.

64

Interim Financial Information Individual and Consolidated | June 30, 2023

21.1.1.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

Parent company
Quantity of outstanding of shares
	06.30.23	12.31.22
Beginning balance	1,078,116,849	807,419,692
Issue of shares on 02.01.22	-	270,000,000
Delivery of restricted shares	149,618	697,157
Ending balance	1,078,266,467	1,078,116,849
21.2.	Treasury shares

The Company has 4,206,779 shares held in treasury, with an average cost of R$25.19, expressed in Reais, per share and corresponding market value of R$37,482 on June 30, 2023.

Parent company
Quantity of outstanding of shares
	06.30.23	12.31.22
Shares at the beggining of the period	4,356,397	5,053,554
Delivery of restricted shares	(149,618)	(697,157)
Shares at the end of the period	4,206,779	4,356,397

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term which ended on April 1st, 2023. There were no share buybacks in 2023 under this program.

21.3.	Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	06.30.23	12.31.22
Capital reserves	2,338,476	2,338,476
Other equity transactions	(73,805)	(77,825)
Share-based payments	199,675	195,655
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,264,671	2,260,651

65

Interim Financial Information Individual and Consolidated | June 30, 2023

22.	Earnings (Loss) per Share
	Continued operations
	2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net loss for the period attributable to controlling shareholders	(1,358,909)	(2,392,927)	(542,751)	(2,080,659)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net loss per share basic - R$	(1.26)	(2.22)	(0.50)	(2.03)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net loss per share diluted - R$	(1.26)	(2.22)	(0.50)	(2.03)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.
	Discontinued operations
	2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net loss for the year attributable to controlling shareholders	-	-	(16,408)	(50,948)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net loss per share basic - R$	-	-	(0.02)	(0.05)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net loss per share diluted - R$	-	-	(0.02)	(0.05)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.

66

Interim Financial Information Individual and Consolidated | June 30, 2023

	Continued and discontinued operations
	2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net loss for the period attributable to controlling shareholders	(1,358,908)	(2,392,927)	(559,159)	(2,131,607)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net earnings (loss) per share basic - R$	(1.26)	(2.22)	(0.52)	(2.08)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,078,140,954	1,078,140,954	1,077,638,897	1,026,529,295
Net loss per share diluted - R$	(1.26)	(2.22)	(0.52)	(2.08)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the periods.
23.	Financial Instruments and Risk Management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 15, 2022, valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

67

Interim Financial Information Individual and Consolidated | June 30, 2023

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On June 30, 2023, the non-current consolidated gross debt, as presented below, represented 77.62% (83.75% as of December 31, 2022) of the total gross debt, which has an average term higher than seven years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	06.30.23			12.31.22
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(3,299,154)	(10,792,798)	(14,091,952)	(14,569,047)
Local currency loans and borrowings	(1,885,498)	(7,855,769)	(9,741,267)	(8,947,953)
Derivative financial instruments, net	(101,154)	316,910	215,756	(126,019)
Gross debt	(5,285,806)	(18,331,657)	(23,617,463)	(23,643,019)

Cash and cash equivalents	7,494,269	-	7,494,269	8,130,929
Marketable securities	426,993	332,263	759,256	824,775
Restricted cash	-	95,474	95,474	89,717
	7,921,262	427,737	8,348,999	9,045,421
Net debt	2,635,456	(17,903,920)	(15,268,464)	(14,597,598)

68

Interim Financial Information Individual and Consolidated | June 30, 2023

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	06.30.23	12.31.22	06.30.23	12.31.22
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	197,519	8,726	197,519	8,726
Commodities price risk	23.2.2	44,831	108,966	44,831	108,966
Interest rate risk	23.2.3	329,522	9,517	329,522	9,517
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	3,939	34,890	3,939
		571,872	131,148	606,762	131,148

Current assets		227,682	120,865	262,572	120,865
Non-current assets		344,190	10,283	344,190	10,283

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(248,131)	(84,633)	(248,131)	(84,633)
Foreign exchange risk on operating income	23.2.1 ii)	(7,343)	(17,551)	(7,343)	(17,551)
Commodities price risk	23.2.2	(44,406)	(26,730)	(44,406)	(26,730)
Interest rate risk	23.2.3	-	(122,002)	-	(122,002)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(91,126)	(2,059)	(91,126)	(6,251)
		(391,006)	(252,975)	(391,006)	(257,167)

Current liabilities		(363,726)	(78,276)	(363,726)	(82,468)
Non-current liabilities		(27,280)	(174,699)	(27,280)	(174,699)

Position of derivative financial instruments - net		180,866	(121,827)	215,756	(126,019)

69

Interim Financial Information Individual and Consolidated | June 30, 2023

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	06.30.23
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	20,372,925	29,994,716	5,822,953	792,575	2,259,436	1,598,380	3,772,136	15,749,236
Principal		20,279,041	4,471,152	307,457	1,343,443	744,771	2,970,826	10,441,392
Interest		9,715,675	1,351,801	485,118	915,993	853,609	801,310	5,307,844
Trade accounts payable	11,254,483	11,461,504	11,455,216	3,074	1,627	1,587	-	-
Lease liabilities	2,855,975	3,684,142	675,386	296,343	537,975	463,581	391,392	1,319,465
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	255,474	255,474	255,474	-	-	-	-	-
Commodities price risk	44,406	44,406	44,406	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	91,126	91,126	63,846	-	-	27,280	-	-

	Consolidated
	06.30.23
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	23,833,219	33,973,694	6,288,146	880,054	2,419,199	4,860,819	3,776,240	15,749,236
Principal		23,733,196	4,770,726	315,080	1,351,108	3,880,231	2,974,659	10,441,392
Interest		10,240,498	1,517,420	564,974	1,068,091	980,588	801,581	5,307,844
Trade accounts payable	12,551,675	12,760,071	12,753,783	3,074	1,627	1,587	-	-
Lease liabilities	3,163,564	4,053,350	813,594	351,307	606,380	478,602	397,241	1,406,226
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	255,474	255,474	255,474	-	-	-	-	-
Commodities price risk	44,406	44,406	44,406	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	91,126	91,126	63,846	-	-	27,280	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

70

Interim Financial Information Individual and Consolidated | June 30, 2023

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	06.30.23	12.31.22
Cash and cash equivalents	3,082,188	3,691,668
Trade accounts receivable	4,918,549	6,013,713
Trade accounts payable	(1,138,952)	(1,484,810)
Loans and borrowings	(11,341,539)	(12,241,309)
Other assets and liabilities, net	(66,493)	35,371
Exposure of assets and liabilities in foreign currencies	(4,546,247)	(3,985,367)
Derivative financial instruments (hedge)	4,944,926	3,721,930
Exposure in result, net	398,679	(263,437)

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	06.30.23	12.31.22
Chilean Pesos (CLP)	283,425	256,121
Euros (EUR)	148,939	(43,445)
Angolan kwanza (AOA)	58,594	53,723
Yen (JPY)	(2,838)	(3,268)
Argentinian Peso (ARS)	(3,561)	(4,614)
Turkish Liras (TRY)	(13,949)	214,936
U.S. Dollars (USD)	(71,931)	(736,890)
Total	398,679	(263,437)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an expense of R$624,538 for the six-month period ended on June 30, 2023 (expense of R$1,015,355 in the same period of the previous year), and for the three-month period ended on June 30, 2023 an expense of R$378,398 (an expense of R$482,814 in the same period of the previous year), compensating a foreign exchange income over assets and liabilities in the Consolidate of R$282,898 for the six-month period ended on June 30, 2023 (R$657,387 in the same period of the previous year) and a foreign exchange income over assets and liabilities in the Consolidate of R$139,704 for the three-month period ended on June 30, 2023 (expense of R$656,319 in the same period of the previous year).

71

Interim Financial Information Individual and Consolidated | June 30, 2023

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on June 30, 2023 and are set forth below:

06.30.23
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	3nd Qtr. 2023	EUR	90,000	5.5320	(20,863)
Non-deliverable forward	USD	BRL	3nd Qtr. 2023	USD	180,000	5.0391	(34,280)
Futures - B3	USD	BRL	3nd Qtr. 2023	USD	120,500	4.9398	(8,703)
Swap	USD + 4.35% p.a.	CDI - 0,51% p.a.	3nd Qtr. 2026	USD	115,000	N/A	(27,280)
							(91,126)

Subsidiaries
Non-deliverable forward	EUR	TRY	3rd Qtr. 2023	EUR	9,400	24.3447	7,278
Non-deliverable forward	USD	TRY	3rd Qtr. 2023	USD	34,500	22.7924	20,415
Non-deliverable forward	USD	TRY	4nd Qtr. 2023	USD	12,400	24.0073	7,197
							34,890

Total Consolidated							(56,236)

06.30.23
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	USD debt	1st Qtr. 2024	FX + 8% p.a.	100% CDI + 2.21% p.a.	89,943	USD	(27,785)	69,076
FX and interest rate swap	USD debt	2nd Qtr. 2024	FX + 6.32% p.a.	100% CDI + 1,61% p.a.	130,000	USD	(25,025)	117,628
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	2nd Qtr. 2024	FX + 4.75% p.a.	104.48% CDI	295,363	USD	(195,321)	20,770
					515,306		(248,131)	207,474

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$155,901 for the six-month period ended on June 30, 2023 (R$189,336 in the same period of the previous year) and R$100,695 for the three-month period ended on June 30, 2023 (R$78,670 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2023 are set forth below:

72

Interim Financial Information Individual and Consolidated | June 30, 2023

06.30.23
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	3nd Qtr. 2023	USD	64,000	5.5047	41,681
Non-deliverable forward	USD Exports	BRL	USD	4rd Qtr. 2023	USD	73,000	5.5384	45,079
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2024	USD	58,000	5.4684	28,381
Non-deliverable forward	USD Exports	BRL	USD	2st Qtr. 2024	USD	5,000	5.2695	1,321
Collar	USD Exports	BRL	USD	3nd Qtr. 2023	USD	358,000	5.1255	66,402
Collar	USD Exports	BRL	USD	4rd Qtr. 2023	USD	40,000	5.1445	7,312
						598,000		190,176
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

In the period ended June 30, 2023, the Bond BRF SA BRFSBZ 3.95 loan, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized revenue of R$152,809 under Other comprehensive income for the six-month period ended on June 30, 2023 (R$91,043 in the same period of the previous year) and revenue of R$99,867 for the three-month period ended on June 30, 2023 (expense of R$119,361 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2023 are set forth below:

06.30.23
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD (2)	75,673	3.7649	(80,504)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD (2)	108,757	3.7649	(95,518)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD (2)	65,570	3.7649	(68,647)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2026	USD (3)	90,000	5.1629	34,530
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2026	USD (3)	40,000	5.1629	9,647
					380,000		(200,492)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

73

Interim Financial Information Individual and Consolidated | June 30, 2023

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an income of R$19,307 for the six-month period ended on June 30, 2023 (expense of R$453,263 in the same period of the previous year) and income of R$4,894 for the three-month period ended on June 30, 2023 (expense of R$47,067 in the same period of the previous year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on June 30, 2023 are set forth below:

06.30.23
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2023	30,000	ton	514.42	(2,345)
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2023	45,000	ton	504.60	(2,254)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2023	27,996	ton	476.10	(1,041)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2023	19,997	ton	435.69	(15)
Collar - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2023	54,994	ton	241.66	(9,765)
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2023	134,995	ton	236.87	(22,925)
Corn future - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2023	27,189	ton	1,065.96	(634)
Corn future - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2023	141,831	ton	1,299.76	(2,367)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2024	9,990	ton	1,100.00	(105)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	8,996	ton	1,349.30	(653)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2023	501	ton	1,360.69	(143)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	2,000	ton	1,410.85	(67)
				503,489			(42,314)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on June 30, 2023 are set forth below:

06.30.23
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2024	14,996	ton	481.72	(384)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4td Qtr. 2023	25,795	ton	217.68	2,787
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2024	79,846	ton	224.74	9,414
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2024	3,999	ton	246.88	824
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2024	89,773	ton	214.90	7,689
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2023	9,990	ton	1,520.03	1,556
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2024	24,300	ton	1,497.95	65
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	13,473	ton	1,351.20	-
				262,172			21,951
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

74

Interim Financial Information Individual and Consolidated | June 30, 2023

The Company assessed that part of its cost, commodity future physical purchases in American dollars, also generates foreign exchange exposure and therefore has the following derivatives which were designated as cash flow hedge:

06.30.23
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	5,615	5.2999	2,145
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2024	USD	25,168	5.4134	10,879
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2024	USD	987	5.8548	784
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2024	USD	15,333	5.5516	6,980
						47,103		20,788

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Consolidate Inventory a debit in the amount of R$17,302 on June 30, 2023 (R$18,853 on December 31, 2022); ii) Other comprehensive income a debit amount of R$217,830 on June 30, 2023 (credit of R$43,398 on December 31, 2022).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an income of R$262,919 for the six-month period ended on June 30, 2023 (expense of R$24,180 in the same period of the previous year) and an income of R$249,410 for the three-month period ended on June 30, 2023 (expense of R$56,881 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of June 30, 2023 are presented in the table below:

06.30.23
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	38,124	(2,832)
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	37,834	41,453
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	42,449	136,094
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	117,770	18,003
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	93,345	(59,911)
					3,385,000		329,522	132,807

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

75

Interim Financial Information Individual and Consolidated | June 30, 2023

23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of June 30, 2023, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

76

Interim Financial Information Individual and Consolidated | June 30, 2023

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.8192	2.4096	3.6144	4.3373	5.3011	6.0240	7.2288

Monetary Assets and Liabilities		2,384,623	1,192,311	476,925	(476,925)	(1,192,311)	(2,384,623)
Derivative Instruments - Not designated		(2,348,656)	(1,174,328)	(469,731)	469,731	1,174,328	2,348,656
Net effect		35,967	17,983	7,194	(7,194)	(17,983)	(35,967)

EUR	5.2626	2.6313	3.9470	4.7363	5.7889	6.5783	7.8939

Monetary Assets and Liabilities		192,344	96,172	38,469	(38,469)	(96,172)	(192,344)
Derivative Instruments - Not designated		(266,814)	(133,407)	(53,363)	53,363	133,407	266,814
Net effect		(74,470)	(37,235)	(14,894)	14,894	37,235	74,470

JPY	0.0334	0.0167	0.0250	0.0300	0.0367	0.0417	0.0500

Monetary Assets and Liabilities		1,419	709	284	(284)	(709)	(1,419)
Net effect		1,419	709	284	(284)	(709)	(1,419)

TRY	0.1849	0.0925	0.1387	0.1664	0.2034	0.2311	0.2774

Monetary Assets and Liabilities		(136,032)	(68,016)	(27,206)	27,206	68,016	136,032
Derivative Instruments - Not designated		143,007	71,504	28,601	(28,601)	(71,504)	(143,007)
Net effect		6,975	3,488	1,395	(1,395)	(3,488)	(6,975)

AOA	0.0058	0.0029	0.0044	0.0053	0.0064	0.0073	0.0088

Monetary Assets and Liabilities		(29,297)	(14,648)	(5,859)	5,859	14,648	29,297
Net effect		(29,297)	(14,648)	(5,859)	5,859	14,648	29,297

ARS	0.0188	0.0094	0.0141	0.0169	0.0207	0.0235	0.0282

Monetary Assets and Liabilities		1,779	890	356	(356)	(890)	(1,779)
		1,779	890	356	(356)	(890)	(1,779)

CLP	0.0060	0.0030	0.0045	0.0054	0.0066	0.0075	0.0090

Monetary Assets and Liabilities		(141,712)	(70,856)	(28,342)	28,342	70,856	141,712
Net effect		(141,712)	(70,856)	(28,342)	28,342	70,856	141,712

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.8192	2.4096	3.6144	4.3373	5.3011	6.0240	7.2288

Revenue in USD		(1,440,941)	(720,470)	(288,188)	288,188	720,470	1,440,941
NDF		481,920	240,960	96,384	(96,384)	(240,960)	(481,920)
Collar		481,920	240,960	96,384	(74,826)	(149,227)	(390,187)
Net effect		(477,101)	(238,550)	(95,420)	116,978	330,284	568,834

77

Interim Financial Information Individual and Consolidated | June 30, 2023

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.8192	2.4096	3.6144	4.3373	5.3011	6.0240	7.2288

Cost of Sales		(113,500)	(56,750)	(22,700)	22,700	56,750	113,500
NDF		113,500	56,750	22,700	(22,700)	(56,750)	(113,500)
Net effect		-	-	-	-	-	-

Soy Grain - CBOT	489	244	366	440	537	611	733

Cost of Sales		14,657	7,329	2,931	(2,931)	(7,329)	(14,657)
NDF		(14,657)	(7,329)	(2,931)	2,931	7,329	14,657
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	476	238	357	429	524	595	714

Cost of Sales		11,426	5,713	2,285	(2,285)	(5,713)	(11,426)
Collar		3	-	-	-	-	-
Net effect		11,429	5,713	2,285	(2,285)	(5,713)	(11,426)

Soybean Oil - CBOT	1,209	605	907	1,088	1,330	1,512	1,814

Cost of Sales		6,952	3,476	1,390	(1,390)	(3,476)	(6,952)
Collar		(17)	-	-	-	-	-
NDF		(5,734)	(2,867)	(1,147)	1,147	2,867	5,734
Net effect		1,201	609	244	(244)	(609)	(1,218)

Corn - CBOT	223	111	167	200	245	278	334

Cost of Sales		(1,050)	(525)	(210)	210	525	1,050
Collar		(45)	-	-	-	-	-
NDF		22,059	11,030	4,412	(4,412)	(11,030)	(22,059)
Net effect		20,965	10,505	4,202	(4,202)	(10,505)	(21,010)

Corn - B3	1,273	636	955	1,146	1,400	1,591	1,909

Cost of Sales		83,535	41,767	16,707	(16,707)	(41,767)	(83,535)
Future		(77,177)	(38,588)	(15,435)	15,435	38,588	77,177
Net effect		6,358	3,179	1,272	(1,272)	(3,179)	(6,358)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

78

Interim Financial Information Individual and Consolidated | June 30, 2023

23.6.	Financial instruments by category
	Parent company
	06.30.23
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	119,269	-	119,269
Cash equivalents	-	3,528,526	3,528,526
Marketable securities	-	403,367	403,367
Restricted cash	29,229	-	29,229
Trade accounts receivable	4,450,564	311,351	4,761,915
Notes receivables	95,709	-	95,709
Derivatives designated as hedge accounting (1)	-	571,872	571,872

Liabilities
Trade accounts payable	(11,254,483)	-	(11,254,483)
Loans and borrowings (2)	(15,133,827)	(5,239,098)	(20,372,925)
Derivatives not designated	-	(91,126)	(91,126)
Derivatives designated as hedge accounting (1)	-	(299,880)	(299,880)
	(21,693,539)	(814,988)	(22,508,527)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Consolidated
	06.30.23
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,034,168	-	-	1,034,168
Cash equivalents	-	-	6,460,101	6,460,101
Marketable securities	306,024	11,105	442,127	759,256
Restricted cash	95,474	-	-	95,474
Trade accounts receivable	3,112,297	-	311,351	3,423,648
Notes receivables	95,709	-	-	95,709
Derivatives not designated	-	-	34,890	34,890
Derivatives designated as hedge accounting (1)	-	-	571,872	571,872

Liabilities
Trade accounts payable	(12,551,675)	-	-	(12,551,675)
Loans and borrowings (2)	(18,594,121)	-	(5,239,098)	(23,833,219)
Derivatives not designated	-	-	(91,126)	(91,126)
Derivatives designated as hedge accounting (1)	-	-	(299,880)	(299,880)
	(26,502,124)	11,105	2,190,237	(24,300,782)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

79

Interim Financial Information Individual and Consolidated | June 30, 2023

23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the six-month ended June 30, 2023, there were no changes among the 3 levels of hierarchy.

	Parent company
	06.30.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	30,668	-	30,668	10,793	-	10,793
Term deposits	216,864	-	216,864	154,025	-	154,025
Bank deposit certificates	-	3,277,078	3,277,078	-	3,675,037	3,675,037
Financial treasury bills	388,233	-	388,233	364,543	-	364,543
Investment funds	19,050	-	19,050	18,997	-	18,997
Trade accounts receivable	-	311,351	311,351	-	274,493	274,493
Derivatives	-	571,872	571,872	-	131,148	131,148
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(391,006)	(391,006)	-	(252,975)	(252,975)
Loans and borrowings	-	(5,239,098)	(5,239,098)	-	(7,461,296)	(7,461,296)
	654,815	(1,469,803)	(814,988)	548,358	(3,633,593)	(3,085,235)

80

Interim Financial Information Individual and Consolidated | June 30, 2023

	Consolidated
	06.30.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,105	-	11,105	11,752	-	11,752
Fair value through profit and loss
Savings account and overnight	720,570	-	720,570	12,720	-	12,720
Term deposits	1,894,859	-	1,894,859	2,495,438	-	2,495,438
Bank deposit certificates	-	3,840,756	3,840,756	-	3,754,202	3,754,202
Financial treasury bills	388,233	-	388,233	364,543	-	364,543
Investment funds	19,070	-	19,070	19,018	-	19,018
Trade accounts receivable	-	311,351	311,351	-	274,493	274,493
Derivatives	-	606,762	606,762	-	131,148	131,148
Other titles	38,740	-	38,740	53,809	-	53,809
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(391,006)	(391,006)	-	(257,167)	(257,167)
Loans and borrowings	-	(5,239,098)	(5,239,098)	-	(7,461,296)	(7,461,296)
	3,072,577	(871,235)	2,201,342	2,957,280	(3,558,620)	(601,340)

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			06.30.23		12.31.22
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,408,426)	(1,460,947)	(1,525,727)	(1,513,221)
BRF SA BRFSBZ 3.95	USD	2023	-	-	(1,185,479)	(1,209,990)
BRF SA BRFSBZ 4 7/8	USD	2030	(2,880,560)	(2,475,502)	(3,119,390)	(2,602,599)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,192,167)	(2,295,076)	(3,463,081)	(2,503,033)
Debenture - 1st Issue	BRL	2032	(2,871,022)	(2,613,356)	(2,571,080)	(2,521,309)
Debenture - 2nd Issue	BRL	2030	(2,419,355)	(2,417,364)	(2,355,427)	(2,319,296)
Debenture - 3rd Issue	BRL	2031	(1,128,683)	(966,307)	(1,013,639)	(877,103)
Parent company			(13,900,213)	(12,228,551)	(15,233,823)	(13,546,551)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,411,240)	(2,264,456)	(2,608,613)	(2,367,075)
Consolidated			(16,311,453)	(14,493,007)	(17,842,436)	(15,913,626)

81

Interim Financial Information Individual and Consolidated | June 30, 2023

24.	Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2023		2022
Net sales	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil
In-natura	1,475,840	2,939,256	1,473,912	2,908,247
Processed	4,948,855	9,769,030	5,054,004	9,496,684
Other sales	69,911	204,592	8,110	14,253
	6,494,606	12,912,878	6,536,026	12,419,184

International
In-natura	4,170,592	9,277,474	4,843,288	9,417,485
Processed	880,926	1,855,998	776,239	1,641,010
Other sales	50,077	97,561	105,425	162,984
	5,101,595	11,231,033	5,724,952	11,221,479

Other segments	608,770	1,239,029	678,134	1,339,691
	12,204,971	25,382,940	12,939,112	24,980,354

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

82

Interim Financial Information Individual and Consolidated | June 30, 2023

								Consolidated
	Gross profit				Income (loss) before financial results and income taxes
		2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil	1,272,770	2,419,193	1,037,023	1,229,651	242,909	379,097	14,248	(748,644)
Margin (%)	19.6%	18.7%	15.9%	9.9%	3.7%	2.9%	0.2%	-6.0%
International	61,075	412,409	771,111	1,542,776	(722,089)	(1,217,543)	38,264	189,367
Margin (%)	1.2%	3.7%	13.5%	13.7%	-14.2%	-10.8%	0.7%	1.7%
Other segments	151,891	327,347	174,714	323,434	81,090	181,656	112,443	198,686
Margin (%)	25.0%	26.4%	25.8%	24.1%	13.3%	14.7%	16.6%	14.8%
Subtotal	1,485,736	3,158,949	1,982,848	3,095,861	(398,090)	(656,790)	164,955	(360,591)
Corporate	-	-		-	36,807	116,146	(24,548)	(26,079)
Total	1,485,736	3,158,949	1,982,848	3,095,861	(361,283)	(540,644)	140,407	(386,670)
Margin (%)	12.2%	12.4%	15.3%	12.4%	-3.0%	-2.1%	1.1%	-1.6%

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below

:

	Consolidated
	2023		2022
Corporate	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Results with sale and disposal of fixed assets	42,643	123,850	2,361	4,352
Reversal/(provision) for tax and civil contingencies	(559)	4,424	(19,849)	(23,697)
Expenses with demobilization	398	1,357	(5,608)	(5,551)
Investigations involving the Company	(706)	(2,928)	(175)	(355)
Expenses COVID-19	-	(364)	82	(1,128)
Other	(4,969)	(10,193)	(1,359)	300
	36,807	116,146	(24,548)	(26,079)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the six-month period ended June 30, 2023 and 2022.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	06.30.23	12.31.22	06.30.23	12.31.22	06.30.23	12.31.22
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,742,499	1,865,390	371,718	423,846	2,114,217	2,289,236
Other segments	455,158	457,215	474,897	474,875	930,055	932,090
	3,349,155	3,474,103	1,829,093	1,881,199	5,178,248	5,355,302

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

83

Interim Financial Information Individual and Consolidated | June 30, 2023

25.	Net Sales
	Parent company				Consolidated
	2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Gross sales
Brazil	7,900,921	15,624,277	8,007,688	15,223,124	7,900,921	15,624,277	8,007,688	15,223,124
International	4,461,311	9,651,842	4,332,273	8,149,144	5,379,963	11,866,047	5,972,319	11,706,973
Other segments	408,222	875,332	477,053	944,277	751,112	1,521,131	832,324	1,628,692
	12,770,454	26,151,451	12,817,014	24,316,545	14,031,996	29,011,455	14,812,331	28,558,789

Sales deductions
Brazil	(1,406,314)	(2,711,399)	(1,471,662)	(2,803,940)	(1,406,315)	(2,711,399)	(1,471,662)	(2,803,940)
International	(28,759)	(50,837)	(29,083)	(76,283)	(278,368)	(635,015)	(247,367)	(485,494)
Other segments	(45,225)	(101,199)	(54,284)	(102,478)	(142,342)	(282,101)	(154,190)	(289,001)
	(1,480,298)	(2,863,435)	(1,555,029)	(2,982,701)	(1,827,025)	(3,628,515)	(1,873,219)	(3,578,435)

Net sales
Brazil	6,494,607	12,912,878	6,536,026	12,419,184	6,494,606	12,912,878	6,536,026	12,419,184
International	4,432,552	9,601,005	4,303,190	8,072,861	5,101,595	11,231,032	5,724,952	11,221,479
Other segments	362,997	774,133	422,769	841,799	608,770	1,239,030	678,134	1,339,691
	11,290,156	23,288,016	11,261,985	21,333,844	12,204,971	25,382,940	12,939,112	24,980,354
26.	Other Operating Income (Expenses)
	Parent company				Consolidated
	2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Recovery of expenses	25,467	31,797	34,701	101,379	26,264	32,665	36,233	104,983
Provision reversal	513	524	-	1,036	516	534	9	1,051
Scrap sales	3,476	6,830	3,130	5,978	4,647	8,870	4,063	7,532
Provision for civil and tax risks	321	5,419	(19,691)	(74,907)	(1,031)	3,734	(19,865)	(75,360)
Other employees benefits	(3,869)	(7,877)	(6,231)	(11,671)	(3,869)	(7,877)	(6,231)	(11,671)
Insurance claims costs	(5,018)	(6,555)	(10,893)	(26,454)	(5,837)	(7,364)	(10,679)	(26,327)
Gains on the disposal of non-financial assets (1)	37,603	111,879	318	2,331	35,243	113,615	181	2,176
Demobilization expenses	398	1,357	(5,608)	(5,551)	398	1,357	(5,608)	(5,551)
Expected credit losses in other receivables	794	254	(1,257)	(775)	794	148	(1,419)	(936)
Other	(2,497)	(8,982)	(1,309)	(4,145)	(4,172)	(8,331)	775	(1,111)
	57,188	134,646	(6,840)	(12,779)	52,953	137,351	(2,541)	(5,214)
(1)	Includes gain on disposal of properties not linked to production.

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Interim Financial Information Individual and Consolidated | June 30, 2023

27.	Financial Income (Expenses)
		Parent company				Consolidated
		2023		2022		2023		2022
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Financial income
Interest on cash and cash equivalents	4	46,601	109,773	50,886	145,655	90,388	176,629	54,890	156,167
Income with marketable securities	5	19,172	36,919	17,196	31,994	28,863	52,657	29,947	58,984
Fair value through profit and loss		19,172	36,919	17,196	31,994	19,173	36,920	15,726	30,594
Amortized cost		-	-	-	-	9,690	15,737	14,221	28,390
Interest on recoverable taxes	9	76,563	142,004	81,303	145,130	76,652	142,184	81,567	145,530
Interest on other assets		8,880	19,684	13,929	31,633	11,669	25,288	14,607	33,276
Financial income on other assets and liabilities		7	403	555	926	8,517	17,461	2,469	3,548
		151,223	308,783	163,869	355,338	216,089	414,219	183,480	397,505
Financial expenses
Interests on loans and borrowings	15	(519,639)	(1,000,397)	(384,809)	(767,680)	(575,788)	(1,112,407)	(430,468)	(860,208)
Interest with related parties	29	(115,418)	(227,469)	(57,577)	(123,930)	-	-	-	-
Interest on contingencies	20	(77,778)	(111,788)	(68,282)	(129,052)	(77,778)	(111,788)	(68,282)	(129,052)
Interest on leases	17	(66,673)	(126,379)	(47,628)	(89,897)	(71,570)	(137,027)	(53,199)	(100,330)
Interest on actuarial liabilities		(7,590)	(15,180)	(8,304)	(16,608)	(8,475)	(17,975)	(8,433)	(17,965)
Discount on assignment of credits		(38,800)	(80,726)	(32,819)	(65,886)	(40,573)	(84,240)	(34,254)	(68,718)
Bank expenses		(13,840)	(21,257)	(8,978)	(18,793)	(20,251)	(47,115)	(24,962)	(42,338)
Taxes on financial income		(7,140)	(15,324)	(8,955)	(17,832)	(8,586)	(17,271)	(10,491)	(20,065)
Adjustment to present value (2)	6 and 16	(265,855)	(530,854)	(244,040)	(423,210)	(263,883)	(527,318)	(238,571)	(413,601)
Other financial expenses		(39,783)	(81,447)	(14,687)	(34,186)	(61,072)	(109,023)	(25,685)	(44,736)
		(1,152,516)	(2,210,821)	(876,079)	(1,687,074)	(1,127,976)	(2,164,164)	(894,345)	(1,697,013)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		890,034	1,333,518	(1,668,456)	1,664,832	140,465	283,659	(656,319)	657,387
Foreign exchange of derivatives		(293,376)	(399,476)	657,950	(715,534)	(252,708)	(361,512)	660,623	(702,532)
Interest and fair value of derivatives		(125,690)	(263,022)	(204,157)	(337,661)	(125,690)	(263,026)	(177,809)	(312,823)
Net Monetary Gains or Losses (1)		-	-	-	-	50,488	131,421	274,337	273,141
		470,968	671,020	(1,214,663)	611,637	(187,445)	(209,458)	100,832	(84,827)
		(530,325)	(1,231,018)	(1,926,873)	(720,099)	(1,099,332)	(1,959,403)	(610,033)	(1,384,335)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the six-month period ended on June 30, 2023 was 15.99% p.a. (15.84% p.a. in the same period of the previous year).

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Interim Financial Information Individual and Consolidated | June 30, 2023

28.	Expenses by Nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
	2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Costs of sales
Raw materials and supplies (1)	6,905,449	14,092,225	7,267,778	14,269,716	7,974,418	16,663,627	8,318,710	16,647,286
Salaries and employees benefits	1,202,941	2,307,469	1,097,524	2,150,139	1,240,592	2,465,172	1,181,330	2,335,100
Depreciation	570,562	1,122,184	535,117	1,043,321	602,924	1,198,330	583,056	1,120,193
Amortization	24,488	52,171	21,225	40,513	48,016	102,198	50,676	89,890
Other	816,040	1,665,817	732,784	1,508,768	853,285	1,794,664	822,492	1,692,024
	9,519,480	19,239,866	9,654,428	19,012,457	10,719,235	22,223,991	10,956,264	21,884,493

Sales expenses
Indirect and direct logistics expenses	913,613	1,879,465	805,085	1,512,598	853,683	1,740,771	755,898	1,437,623
Marketing	136,853	282,291	130,672	223,781	169,550	359,461	176,554	310,747
Salaries and employees benefits	311,494	584,370	299,231	557,618	412,121	784,746	403,568	763,444
Depreciation	46,225	91,097	40,822	82,405	87,853	177,607	88,479	160,077
Amortization	13,558	29,255	13,403	27,286	18,354	39,252	17,795	35,386
Other	134,840	274,669	154,463	312,100	196,077	406,442	220,063	445,682
	1,556,583	3,141,147	1,443,676	2,715,788	1,737,638	3,508,279	1,662,357	3,152,959

Administrative expenses
Salaries and employees benefits	51,653	91,023	65,056	110,613	80,553	150,184	96,031	171,940
Fees	11,832	25,200	15,005	29,376	11,877	25,318	15,045	29,461
Depreciation	5,259	13,779	5,742	11,427	7,814	18,662	9,145	17,752
Amortization	13,711	22,594	5,072	9,337	15,562	28,169	7,551	12,224
Other	20,813	45,758	25,882	42,744	43,638	96,918	49,664	89,571
	103,268	198,354	116,757	203,497	159,444	319,251	177,436	320,948
(1)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$52,874 for the six-month ended June 30, 2023 (R$38,772 in the same period of previous year) and $22,863 for the three-month ended June 30, 2023 (R$7,566 in the same period of previous year).

The Company incurred in expenses with internal research and development of new products of R$22,448 for the six-month period ended June 30, 2023 in the Parent Company and in the Consolidated (R$19,758 in the Parent Company and in the Consolidated in the same period of previous year) and R$15,905 for the three-month period ended June 30, 2023 in the Parent Company and in the Consolidated (R$8,601 in the Parent Company and in the Consolidated in the same period of previous year).

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Interim Financial Information Individual and Consolidated | June 30, 2023

29.	Related Parties

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	06.30.23	12.31.22	06.30.23	12.31.22	06.30.23	12.31.22	06.30.23	12.31.22	06.30.23		12.31.22
Banvit	-	-	-	-	-	-	4,145	2,683	-		-
BRF Energia S.A.	-	-	-	-	(52,977)	(19,925)	-	-	-		-
BRF Foods GmbH	345,120	470,608	-	-	-	-	124	9	-		-
BRF Global GmbH	3,404,719	3,903,189	-	-	-	-	-	-	(6,338,086)	(1)	(7,042,333)
BRF GmbH	-	-	-	-	-	-	-	-	(1,522,992)	(2)	(1,611,779)
BRF Pet S.A.	-	-	-	-	-	-	130	-	-		-
Hercosul Alimentos Ltda.	9,162	10,662	-	-	-	-	335	-	-		-
Al-Wafi Factory	-	-	-	-	-	-	241
Hercosul International S.R.L.	19	732	-	-	(684)	(1,519)	-	-	-		-
Mogiana Alimentos S.A.	10,323	19,934	-	-	-	(56)	378	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(3,738)		(4,019)
Sadia Chile S.A.	284,159	258,116	-	-	-	-	90	90	-		-
Sadia Uruguay S.A.	12,855	-	-	-	-	-	-	-	(47,290)		(47,141)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	1,273	64	-	-	-	-	-		-
Marfrig Global Foods S.A.	9,579	11,251	-	-	(31,028)	(24,228)	-	-	-		-
Marfrig Chile S.A.	1,982	796	-	-	-	-	-	-	-		-
Quickfood S.A.	24,286	18,531	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	-	98	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	275	217	-	-	-	-	-	-	-		-
Total	4,102,479	4,694,134	1,273	64	(84,689)	(45,728)	5,443	2,783	(7,912,106)		(8,705,272)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

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Interim Financial Information Individual and Consolidated | June 30, 2023

	Consolidated
	Accounts receivable		Trade accounts payable
	06.30.23	12.31.22	06.30.23	12.31.22
Marfrig Global Foods S.A.	9,579	11,251	(35,675)	(26,970)
Marfrig Chile S.A.	2,958	2,258		(42)
Quickfood S.A.	24,286	18,531	-	-
Marfrig Alimentos S.A.	-	98	-	-
Weston Importers Ltd.	1,604	-	-	-
Pampeano Alimentos S.A.	275	217	-	-
Total	38,702	32,355	(35,675)	(27,012)

									Parent company
	Sales				Financial results, net				Purchases
	2023		2022		2023		2022		2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
BRF Energia S.A.	-	-	-	-	-	-	-	-	(76,413)	(161,721)	(86,515)	(166,072)
BRF Foods GmbH	-	-	94,099	164,960	-	-	-	-	-	-	-	-
BRF Global GmbH	4,611,686	9,423,401	4,180,492	7,582,237	(114,409)	(225,439)	(56,634)	(122,063)	-	-	-	-
BRF Pet S.A.	-	-	3,532	6,746	-	-	-	-	-	-	(193)	(198)
Hercosul Alimentos Ltda.	7,274	15,308	9,940	11,562	-	-	-	-	-	-	(14,848)	(14,848)
Hercosul Distrib. Ltda.	-	-	4,082	4,082	-	-	-	-	-	-	-	-
Hercosul International S.R.L.	-	1,427	1,018	1,205	-	-	-	-	(2,286)	(2,286)	(1,745)	(1,745)
Hercosul Solução em Transportes	-	-			-	-	-	-	-	-	(210)	(210)
Mogiana Alimentos S.A.	8,707	29,260	5,565	7,745		-	-	-	-	-	-	-
Sadia Alimentos S.A.	-	-	-	-	(43)	(86)	(42)	(83)	-	-	-	-
Sadia Chile S.A.	107,751	222,710	90,036	144,583	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	27,899	54,615	26,315	51,406	(966)	(1,944)	(901)	(1,784)	-	-	-	-
Marfrig Global Foods S.A.	15,081	35,381	19,496	42,057	-	-	-	-	(93,900)	(179,934)	(104,414)	(215,204)
Marfrig Chile S.A.	2,013	3,807	1,626	3,035	-	-	-	-	-	-	-	-
Quickfood S.A.	25,000	58,055	10,372	23,866	-	-	-	-	-	-	-	-
Marfrig Alimentos S.A.	-	-	-	242	-	-	-	-	-	-	-	-
Pampeano Alimentos S/A	296	296	-	-	-	-		-	-	-	-	-
Total	4,805,708	9,844,260	4,446,574	8,043,726	(115,418)	(227,469)	(57,577)	(123,930)	(172,599)	(343,941)	(207,925)	(398,278)

88

Interim Financial Information Individual and Consolidated | June 30, 2023

	Consolidated
	Sales				Purchases
	2023		2022			2023	2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Marfrig Global Foods S.A.	15,081	35,381	19,496	42,057	(132,951)	(253,992)	(144,002)	(268,777)
Marfrig Chile S.A.	3,005	6,132	4,896	8,370	(466)	(784)	(80)	(192)
Quickfood S.A.	25,000	58,055	13,335	26,829	-	-	-	-
Marfrig Alimentos S.A.	-	-	-	242	-	-	-	-
Weston Importers Ltd.	316	316	-	-	-	-	-	-
Pampeano Alimentos S/A	296	296	-	-	-	-	-	-
Total	43,698	100,180	37,727	77,498	(133,417)	(254,776)	(144,082)	(268,969)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of June 30, 2023 the balance of these transactions was R$1,689,188 (R$2,156,987 as of December 31, 2022).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the six-month period ended June 30, 2023 the total amount of lease payments was R$10,170 (R$10,296 in the same period of the previous year) and for the three-month period ended June 30, 2023 the total amount of lease payments was R$5,869 (R$5,148 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

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Interim Financial Information Individual and Consolidated | June 30, 2023

29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2023		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Salary and profit sharing	18,859	29,092	14,843	32,031
Short-term benefits (1)	49	162	313	676
Private pension	185	370	203	445
Termination benefits	1,509	3,028	530	1,060
Share-based payment	5,821	9,156	4,806	13,897
	26,424	41,807	20,695	48,109
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$9,658 for the six-month ended June 30, 2023 (R$13,143 in the same period of the previous year) and R$5,922 for the three-month ended June 30, 2023 (R$6,686 in the same period of the previous year).

30.	Commitments

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	06.30.23	06.30.23
Current	20,185,242	21,044,346
Non-current	7,387,373	7,590,404
2024	1,834,115	1,995,725
2025	2,366,156	2,407,551
2026	1,183,757	1,183,785
2027	839,170	839,170
2028 onwards	1,164,175	1,164,173
	27,572,615	28,634,750
31.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the six-month period ended June 30, 2023:

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Interim Financial Information Individual and Consolidated | June 30, 2023

(i)	Capitalized loan interest: for the six-month ended June 30, 2023 amounted to R$31,910 in the Parent Company and R$35,721 in the Consolidated (R$47,655 in the Parent Company and R$51,684 in the Consolidated in the same period of the previous year) and for the three-month ended June 30, 2023 amounted to R$14,889 in the Parent Company and R$15,138 in the Consolidated (R$23,734 in the Parent Company and R$25,837 in the Consolidated in the same period of the previous year).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the six-month period ended on June 30, 2023 amounted to R$503,637 in the parent company and R$515,171 in the consolidated (R$357,734 in the parent company and R$529,204 in the consolidated in the same period of the previous year) for the three-month period ended on June 30, 2023 amounted to R$215,940 in the parent company and R$227,148 in the consolidated (R$217,534 in the parent company and R$344,700 in the same period of the previous year).
(iii)	Leniency Agreement: On June 30, 2023, the amount of Leniency Agreement, updated according the agreement, was settled, as follows: (i) 70% with tax losses in the amount of R$435,128 (note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (notes 9.2 and 9.4).

32.	Events After the Reporting Period
32.1.	Capital Increase through a Public Offering of Shares

On July 3rd, 2023 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase by the Board of Directors, from the current 1,325,000,000 common shares to 1,825,000,000 common shares.

On July 13, 2023 the Company's Board of Directors approved: (a) the issuance of 600,000,000 new common shares, all registered, book-entry and without par value, free and clear of any liens or encumbrances; (b) the fixing of the price per share in the amount of R$9.00 (“Price per Share”). The issuance totaled R$5,400,000, of which R$600,000 will be allocated to the capital stock account and R$4,800,000 will be allocated to the capital reserve.

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Interim Financial Information Individual and Consolidated | June 30, 2023

33.	Approval of the Interim Financial Information

The interim financial information were approved and the issuance authorized by the Board of Directors on August 14, 2023.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

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Interim Financial Information Individual and Consolidated | June 30, 2023

Breakdown of the Capital by Owner (Not reviewed)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	06.30.23		12.31.22
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	360,133,580	33.27
Caixa de Previd. dos Func. do Banco do Brasil	67,560,738	6.24	67,560,738	6.24
Kapitalo Investimentos Ltda.	55,730,079	5.15	55,730,079	5.15
Management
Board of Directors	518,900	0.05	518,900	0.05
Executives	579,021	0.05	655,163	0.06
Treasury shares	4,206,779	0.39	4,356,397	0.40
Other	593,744,149	54.85	593,518,389	54.83
	1,082,473,246	100.00	1,082,473,246	100.00

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Interim Financial Information Individual and Consolidated | June 30, 2023

INDEPENDENT AUDITORS’ REPORT ON REVIEW INTERIM FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2023, comprising the balance sheet as of June 30, 2023 and the respective statements of income and of comprehensive income for the three and six month periods then ended and the changes in shareholders’ equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative period

The audit of the individual and consolidated financial statements of the Company as of December 31, 2022 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on February 28, 2023. The review of the individual and consolidated interim financial information for the period of six months ended June 30, 2022 was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly information, without qualifications, on August 10, 2022, including an emphasis of matter paragraph related to investigations concluded by US government entities and investigations conducted, at that time, by Brazilian government entities involving the Company.

São Paulo, August 14, 2023

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Interim Financial Information Individual and Consolidated | June 30, 2023

Opinion of the Audit and Integrity Committee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the six-month period ended on June 30, 2023, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, August 14, 2023.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Stern Vieitas

Member

Manoel Cordeiro Silva Filho

External Member

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Interim Financial Information Individual and Consolidated | June 30, 2023

Statement of Executive Board on the Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the six-month period ended on June 30, 2023, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the Company's interim financial information for the six-month period ended on June 30, 2023.

São Paulo, August 14, 2023.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

96